FINANCIAL

CORP.

- THE HOLDING COMPANY OF WEST VIEW SAVINGS BANK-

“Over 100 Years of Quality Banking”

2016

ANNUAL REPORT

TABLE OF CONTENTS

Page Number
Shareholders’ Letter	1

Selected Financial and Other Data	2

Management’s Discussion and Analysis of Financial Condition and Results of Operations	4

Report of Independent Registered Public Accounting Firm	23

Consolidated Balance Sheet	24

Consolidated Statement of Income	25

Consolidated Statement of Comprehensive Income	26

Consolidated Statement of Changes in Stockholders’ Equity	27

Consolidated Statement of Cash Flows	28

Notes to Consolidated Financial Statements	29

Common Stock Market Price and Dividend Information	82

Corporate Information

(412)364-1911

- THE HOLDING COMPANY OF WEST VIEW SAVINGS BANK-

To Our Shareholders:

During fiscal 2016, the Company continued its strategy of balanced growth with an emphasis of growing its loan portfolio. Our total assets grew to $335.7 million at June 30, 2016 as compared to $329.7 million at June 30, 2015. Net loans increased $18.5 million from $46.2 million at June 30, 2015 to $64.7 million at June 30, 2016. Substantially all of our loan growth was in single-family owner occupied residences. Credit quality continues to be paramount and we are pleased to report that there were no credit “charge-offs” in fiscal 2016.

Market interest rates continued to be low, or in some countries negative, across the globe due to subpar economic growth in the United States, Europe and Asia. Despite this challenging interest rate environment, the Company earned net income of $1.3 million in both fiscal 2016 and 2015. In addition to paying four (4) quarterly cash dividends of $0.04 per share, the Company’s Board of Directors authorized the payment of two (2) special cash dividends totaling $0.08 per share in fiscal 2016. The fiscal 2016 total dividend payments of $0.24 per share represent a payout of about 35% of earnings.

The Company continued to perform well in a tough economic environment. The Pittsburgh Post-Gazette, in its Annual Business Report 2016 Edition, ranked WVS Financial Corp. #5 in the region’s 50 top-performing stocks in calendar year 2015 with a 14.1% stock price increase.

We thank each of our stakeholders – customers, employees, shareholders, and vendors – for your continued support.

David J. Bursic	John W. Grace
President and	Chairman of the Board of Directors
Chief Executive Officer

Town of McCandless • 9001 Perry Highway, Pittsburgh, Pennsylvania 15237

FIVE YEAR SUMMARY OF SELECTED CONSOLIDATED

FINANCIAL AND OTHER DATA

	As of or For the Year Ended June 30,
	2016	2015	2014	2013	2012
	(Dollars in Thousands, except per share data)
Selected Financial Data:
Total assets	$335,723	$329,716	$309,940	$287,576	$273,341
Net loans receivable	64,673	46,163	29,724	31,531	39,433
Mortgage-backed securities	137,416	162,639	215,335	139,268	79,086
Investment securities	117,199	103,534	50,434	103,606	140,020
Deposit accounts	141,278	138,928	141,859	140,524	142,173
FHLB advances – long-term fixed	10,000	12,500	12,500	17,500	17,500
FHLB advances – long-term variable	6,109	105,305	99,196	—	—
FHLB advances – short-term	144,027	37,830	23,626	96,712	79,270
Stockholders’ equity	33,085	32,043	31,788	31,828	30,413
Non-performing assets, troubled debt restructurings and potential problem loans(1)	254	309	607	1,608	1,739

Selected Operating Data:
Interest income	$6,812	$6,378	$5,821	$5,959	$7,053
Interest expense	1,431	1,155	1,357	1,407	1,544

Net interest income	5,381	5,223	4,464	4,552	5,509

Provision for loan losses	56	70	(73)	(68)	(104)

Net interest income after provision for loan losses	5,325	5,153	4,537	4,620	5,613
Non-interest income	572	558	531	573	349
Non-interest expense	3,773	3,706	3,675	3,571	3,658

Income before income tax expense	2,124	2,005	1,393	1,622	2,304
Income tax expense	799	658	473	542	902

Net income	$1,325	$1,347	$920	$1,080	$1,402

Per Share Information:
Basic earnings	$0.69	$0.69	$0.45	$0.52	$0.68
Diluted earnings	$0.69	$0.69	$0.45	$0.52	$0.68
Dividends per share	$0.24	$0.16	$0.16	$0.16	$0.16
Dividend payout ratio	34.78%	24.24%	35.56%	30.77%	23.53%
Book value per share at period end:
Common Equity	$16.22	$15.70	$15.45	$15.47	$14.78
Tier I Equity	$16.34	$15.93	$15.66	$15.83	$15.45
Average shares outstanding:
Basic	1,910,538	1,941,872	2,057,920	2,057,930	2,057,930
Diluted	1,910,538	1,941,872	2,057,920	2,057,930	2,057,930

FIVE YEAR SUMMARY OF SELECTED CONSOLIDATED

FINANCIAL AND OTHER DATA

	As of or For the Year Ended June 30,
	2016	2015	2014	2013	2012
Selected Operating Ratios(2):
Average yield earned on interest-earning assets(3)	2.09%	2.07%	1.96%	2.22%	2.85%
Average rate paid on interest-bearing liabilities	0.51	0.44	0.53	0.63	0.75
Average interest rate spread(4)	1.58	1.63	1.43	1.59	2.11
Net interest margin(4)	1.65	1.70	1.50	1.70	2.24
Ratio of interest-earning assets to interest-bearing liabilities	115.70	116.12	116.64	119.61	120.72
Non-interest expense as a percent of average assets	1.13	1.17	1.20	1.30	1.44
Return on average assets	0.40	0.43	0.30	0.39	0.55
Return on average equity	4.09	4.23	2.87	3.45	4.75
Ratio of average equity to average assets	9.68	10.05	10.50	11.42	11.64
Full-service offices at end of period	5	5	5	5	5

Asset Quality Ratios(2):
Non-performing and potential problem loans and troubled debt restructurings as a percent of net total loans(1)	0.39%	0.67%	2.04%	5.10%	3.81%
Non-performing assets as a percent of total assets(1)	0.08	0.09	0.20	0.51	0.58
Non-performing assets, troubled debt restructurings and potential problem loans as a percent of total assets(1)	0.08	0.09	0.20	0.56	0.64
Allowance for loan losses as a percent of total loans receivable	0.56	0.65	0.78	0.96	0.97
Allowance for loan losses as a percent of non-performing loans	141.73	98.38	38.55	19.09	25.60
Charge-offs to average loans receivable outstanding during the period	0.00	0.00	0.00	0.03	0.30

Capital Ratios(2):
Common Equity Tier 1 risk-based capital ratio	17.69%	21.75%
Tier 1 risk-based capital ratio	17.69%	21.75%	29.27%	20.02%	20.43%
Total risk-based capital ratio	17.90	21.99	29.52	20.24	20.69
Tier 1 leverage capital ratio	9.95	10.03	10.17	11.88	11.14

(1)	Non-performing assets consist of non-performing loans and real estate owned (“REO”). Non-performing loans consist of non-accrual loans and accruing loans greater than 90 days delinquent, while REO consists of real estate acquired through foreclosure and real estate acquired by acceptance of a deed in lieu of foreclosure. Potential problem loans include loans where management has some doubt as to the ability of the borrower to comply with present loan repayment terms.
(2)	Consolidated asset quality ratios and capital ratios are end of period ratios, except for charge-offs to average net loans. With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.
(3)	Interest and yields on tax-exempt loans and securities (tax-exempt for federal income tax purposes) are shown on a fully taxable equivalent basis.
(4)	Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities, and net interest margin represents net interest income as a percent of average interest-earning assets.

WVS FINANCIAL CORP. AND SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

In the normal course of business, we, in an effort to help keep our shareholders and the public informed about our operations, may from time to time issue or make certain statements, either in writing or orally, that are or contain forward-looking statements, as that term is defined in the U.S. federal securities laws. Generally, these statements relate to business plans or strategies, projected or anticipated benefits from acquisitions made by or to be made by us, projections involving anticipated revenues, earnings, profitability or other aspects of operating results or other future developments in our affairs or the industry in which we conduct business. Forward-looking statements may be identified by reference to a future period or periods or by the use of forward-looking terminology such as “anticipated,” “believe,” “expect,” “intend,” “plan,” “estimate” or similar expressions.

Although we believe that the anticipated results or other expectations reflected in our forward-looking statements are based on reasonable assumptions, we can give no assurance that those results or expectations will be attained. Forward-looking statements involve risks, uncertainties and assumptions (some of which are beyond our control), and as a result actual results may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ from forward-looking statements include, but are not limited to, the following, as well as those discussed elsewhere herein:

•	our investments in our businesses and in related technology could require additional incremental spending, and might not produce expected deposit and loan growth and anticipated contributions to our earnings;

•	general economic or industry conditions could be less favorable than expected, resulting in a deterioration in credit quality, a change in the allowance for loan losses or a reduced demand for credit or fee-based products and services;

•	changes in the interest rate environment could reduce net interest income and could increase credit losses;

•	the conditions of the securities markets could change, which could adversely affect, among other things, the value or credit quality of our assets, the availability and terms of funding necessary to meet our liquidity needs and our ability to originate loans and leases;

•	changes in the extensive laws, regulations and policies governing bank holding companies and their subsidiaries could alter our business environment or affect our operations;

•	the potential need to adapt to industry changes in information technology systems, on which we are highly dependent, could present operational issues or require significant capital spending;

•	competitive pressures could intensify and affect our profitability, including as a result of continued industry consolidation, the increased availability of financial services from non-banks, technological developments such as the internet or bank regulatory reform; and

•	acts or threats of terrorism and actions taken by the United States or other governments as a result of such acts or threats, including possible military action, could further adversely affect business and economic conditions in the United States generally and in our principal markets, which could have an adverse effect on our financial performance and that of our borrowers and on the financial markets and the price of our common stock.

You should not put undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new or future events except to the extent required by federal securities laws.

GENERAL

WVS Financial Corp. (the “Company”) is the parent holding company of West View Savings Bank (“West View” or the “Savings Bank”). The Company was organized in July 1993 as a Pennsylvania-chartered unitary bank holding company and acquired 100% of the common stock of the Savings Bank in November 1993.

West View Savings Bank is a Pennsylvania-chartered, FDIC-insured stock savings bank conducting business from six offices in the North Hills suburbs of Pittsburgh. The Savings Bank converted from the mutual to the stock form of ownership in November 1993. The Savings Bank had no subsidiaries at June 30, 2016.

The operating results of the Company depend primarily upon its net interest income, which is determined by the difference between income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing liabilities, which consist primarily of deposits and borrowings. The Company’s net income is also affected by its provision for loan losses, as well as the level of its non-interest income, including loan fees and service charges, and its non-interest expenses, such as compensation and employee benefits, income taxes, deposit insurance and occupancy costs.

CHANGES IN FINANCIAL CONDITION

	Condensed Balance Sheet
	June 30,		Change
	2016	2015	Dollars	Percentage
		(Dollars in Thousands)
Cash equivalents	$2,343	$3,573	($1,230)	-34.42
Certificates of deposit	350	350	0	0
Investments (1)	261,214	272,792	(11,578)	-4.24
Net loans receivable	64,673	46,163	18,510	40.10
Total assets	335,723	329,716	6,007	1.82
Deposits	141,278	138,928	2,350	1.69
Borrowed funds	160,136	155,635	4,501	2.89
Total liabilities	302,638	297,673	4,965	1.67
Stockholders’ equity	33,085	32,043	1,042	3.25

(1)	Includes mortgage-backed securities and Federal Home Loan Bank (FHLB) stock.

Cash Equivalents. Cash on hand and due from banks, and interest-earning demand deposits represent cash equivalents. Cash equivalents decreased $1.230 million or 34.4% to $2.343 million at June 30, 2016 from $3.573 million at June 30, 2015. Changes in cash equivalents are influenced by the timing of customer transaction account deposits, the redeployment of funds into other earning assets such as investments or loans, and the repayment of Company borrowings.

Certificates of Deposit. Certificates of deposit remained unchanged at $350 thousand on June 30, 2016 and $350 thousand at June 30, 2015.

Investments. The Company’s investment portfolio is primarily comprised of U.S. Government Agency bonds, corporate bonds, foreign debt securities, obligations of state and political subdivisions, FHLB stock and mortgaged-backed securities issued by U.S. Government Agencies and private-issuers. See Notes 3 and 4 to the Consolidated Financial Statements for additional information. The Company’s investment portfolio decreased $11.578 million to $261.214 million at June 30, 2016 from $272.792 million at June 30, 2015. Proceeds from investments were primarily used to fund growth in net loans receivable.

Investment securities other than mortgage-backed securities, increased $13.665 million or 13.20% to $117.199 million at June 30, 2016 from $103.534 million at June 30, 2015. This increase was due primarily to purchases of U.S. Government Agency multi step-up notes, investment-grade fixed rate corporate bonds, obligations of state and political subdivisions, U.S. dollar denominated investment-grade fixed-rate foreign bonds, investment grade fixed-rate utility first mortgage bonds, and investment grade floating-rate corporate bonds totaling $9.358 million, $51.999 million, $6.650 million, $5.220 million, $4.481 million, and $1.179 million, respectively, which were partially offset by early issuer redemptions and maturities totaling $36.150 million of U.S. Government Agency securities, $20.553 million of investment grade corporate bonds, $1.500 million of U.S. dollar denominated investment grade foreign bonds, $316 thousand of investment grade corporate utility first mortgage bonds, and $5.320 million in sales of tax-free municipal bonds. Our investment in Federal Home Loan Bank (FHLB) stock decreased $20 thousand or 2.8% to $6.599 million at June 30, 2016 from $6.619 million at June 30, 2015 due to lower levels of FHLB advances. Investment purchases were primarily funded with cash flows from the mortgage-backed securities portfolio. See “Quantitative and Qualitative Disclosures about Market Risk” beginning on page 17.

Mortgage-backed securities decreased $25.223 million or 15.51% to $137.416 million at June 30, 2016 from $162.639 million at June 30, 2015. This decrease was due primarily to cash repayments on U.S. Government Agency floating rate mortgage-backed securities totaling $82.2 million and $717 thousand in cash repayments on the Company’s private-label floating-rate mortgage-backed securities portfolio, which were partially offset by $6.7 million in purchases of U.S. Government Agency floating-rate mortgage-backed securities.

Net Loans Receivable. Net loans receivable increased $18.510 million or 40.10% to $64.673 million at June 30, 2016, from $46.163 million at June 30, 2015. The increase in net loans was primarily attributable to: increases in single-family real estate loans, construction loans, commercial loans, and land acquisition and development loans totaling $20.791 million, $1.751 million, $205 thousand, and $13 thousand, respectively, which were partially offset by decreases in multi-family real estate loans, commercial real estate loans, home equity loans, and other consumer loans, totaling $2.123 million, $1.803 million, $390 thousand, and $61 thousand, respectively. Due to the stagnant economy, a number of the Company’s small builders have exited the business while others have experienced slow sales of their housing inventories. This slowdown in sales also caused a substantially reduced number of new home starts which adversely impacted originations of new speculative construction loans. The Company continued to more aggressively pursue 15, 20, and 30 year fixed-rate single-family residential real estate loans. The Company also makes available residential mortgage loans with interest rates which adjust pursuant to a designated index, although customer acceptance has been somewhat limited in the Savings Bank’s market area. We expect that the housing market will continue to modestly grow throughout fiscal 2017. The Company will continue to selectively offer commercial real estate, land acquisition and development, and shorter-term construction loans (primarily on residential properties), and commercial loans on business assets to partially increase interest income while managing credit and interest rate risk. The Company also offers higher yielding multi-family loans to existing, and seasoned prospective, customers. During fiscal 2016, the Company retained all of its loan originations. The Company also partners with the FHLB’s Mortgage Partnership Finance® (“MPF”) Program to make purchase money and refinancing mortgages available to the public. These loans are originated through the Company who then assigns the loans to the MPF Program. This MPF Program relationship allows the Company to earn loan origination fee income and avoid the interest rate risk of retaining long-term fixed rate mortgages with low interest rates on the Company’s balance sheet. Residential loan originations began to increase in fiscal 2014, 2015 and 2016, and we expect this trend to continue into fiscal 2017.

Deposits. Total deposits increased approximately $2.350 million or 1.69% during the year ended June 30, 2016. The Company’s customers primarily reduced CD holdings by transferring funds to more liquid short-term holdings (primarily non-interest bearing checking accounts and savings accounts). Certificates of deposit decreased $1.076 million or 3.43%. Money market accounts decreased by $551 thousand or 2.33%, checking account deposits increased $1.441 million or 3.79%, savings accounts increased $2.140 million or 4.75%, and advance payments by borrowers for taxes and insurance increased $396 thousand or 45.78%. See Note 12 to the Consolidated Financial Statements and “Quantitative and Qualitative Disclosures on Market Risk.”

Borrowed Funds. Borrowed funds increased $4.501 million or 2.89% to $160.136 million during fiscal 2016. The Company’s borrowed funds are comprised of three components: FHLB long-term advances– fixed rate, FHLB long-term advances – variable rate, and short-term borrowings. Short-term borrowings include FHLB short-term advances and other short-term borrowings such as broker repurchase agreements or borrowings from the Federal Reserve Bank of Cleveland (FRB).

At June 30, 2016, our FHLB long-term fixed rate advance totaled $10.000 million with a weighted-average interest rate of 4.26% and will mature in July 2017. At June 30, 2016, our FHLB long-term variable rate advances totaled $6.109 million, with a weighted average interest rate of 0.43%. These advances will mature in July and August 2017. During fiscal 2016, we repaid one $2.5 million FHLB long-term advance at maturity. Throughout fiscal 2016, we repaid $99.196 million of maturing FHLB variable rate advances with FHLB short-term advances. The maturing FHLB variable rate advances repriced on a monthly basis, and we were able to obtain a lower rate by using FHLB short-term borrowings. This funding strategy had no net impact on our asset/liability position.

The Company also uses a variety of short-term borrowing sources as part of its asset/liability management program. The actual short-term funding source used, at any given point in time, depends upon factors such as cost, terms, maturity terms and general market conditions. During fiscal 2016, we increased our FHLB short-term borrowings by $106.197 million or 280.72%. We had no other short-term borrowings at June 30, 2016.

Stockholders’ Equity. Total stockholders’ equity increased $1.042 million or 3.25% to $33.1 million at June 30, 2016, compared to $32.043 million at June 30, 2015. The increase in stockholders’ equity was primarily attributable to Company net income of $1.325 million, which was partially offset by the purchase of $50 thousand of unallocated ESOP shares, $489 thousand of cash dividends paid on the Company’s common stock, and $19 thousand paid for the acquisition of Treasury stock, and other comprehensive income, net of tax, totaling $223 thousand. See the Consolidated Statement of Comprehensive Income and Note 5 to the Consolidated Financial Statements for a discussion of the components of other comprehensive income. Book value per share (tier 1 equity basis) increased from $15.93 at June 30, 2015 to $16.34 at June 30, 2016. On a common equity basis, book value per share increased from $15.70 at June 30, 2015 to $16.23 at June 30, 2016. The Company was able to maintain strong capital ratios during fiscal 2016 to further bolster its balance sheet. Our tier 1 leverage ratio was 9.95% and total risk-based capital ratio was 17.90% at June 30, 2016.

RESULTS OF OPERATIONS

	Condensed Statements of Income
	Year Ended		Year Ended		Year Ended
	June 30,		June 30,		June 30,
	2016	Change	2015	Change	2014
	(Dollars in Thousands)
Interest income	$6,812	$434	$6,378	$557	$5,821
		6.80%		9.57%

Interest expense	$1,431	$276	$1,155	$(202)	$1,357
		23.90%		-14.89%

Net interest income	$5,381	$158	$5,223	$759	$4,464
		3.03%		17.00%

Provision for loan losses	$56	$(14)	$70	$143	$(73)
		-20.0%		195.89%

Non-interest income	$572	$14	$558	$27	$531
		2.51%		5.08%

Non-interest expense	$3,773	$67	$3,706	$31	$3,675
		1.81%		0.84%

Income tax expense	$799	$141	$658	$185	$473
		21.43%		39.11%

Net income	$1,325	$(22)	$1,347	$427	$920
		-1.63%		46.41%

General. The Company reported net income of $1.325 million, $1.347 million and $920 thousand for the fiscal years ended June 30, 2016, 2015 and 2014, respectively. The $22 thousand decrease in net income during fiscal 2016 was primarily attributable to a $141 thousand increase in income tax expense and a $67 thousand increase in non-interest expense, which were partially offset by a $158 thousand increase in net interest income, a $14 thousand decrease in provisions for loan losses, and a $14 thousand increase in non-interest income. The $427 thousand increase in net income during fiscal 2015 was primarily the result of a $759 thousand increase in net interest income, and a $27 thousand increase in non-interest income, which were partially offset by a $185 thousand increase in income tax expense, a $143 thousand increase in provisions for loan losses, and a $31 thousand increase in non-interest expense. Earnings per share totaled $0.69 (basic and diluted) for fiscal 2016 as compared to $0.69 (basic and diluted) for fiscal 2015. Earnings per share totaled $0.69 (basic and diluted) for fiscal 2015 as compared to $0.45 (basic and diluted) for fiscal 2014.

Average Balances, Net Interest Income and Yields Earned and Rates Paid. The following average balance sheet table sets forth at and for the periods indicated information on the Company regarding: (1) the total dollar amounts of interest income on interest-earning assets and the resulting average yields; (2) the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs; (3) net interest income; (4) interest rate spread; (5) net interest-earning assets (interest-bearing liabilities); (6) the net yield earned on interest-earning assets; and (7) the ratio of total interest-earning assets to total interest-bearing liabilities.

	For the Years Ended June 30,
	2016			2015			2014
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Yield/Rate	Balance	Interest	Yield/Rate	Balance	Interest	Yield/Rate
		(Dollars in Thousands)
Interest-earning assets:

Net loans receivable(1),(2)	$56,974	2,324	4.08%	$35,240	$1,640	4.65%	$32,165	$1,579	4.91%
Mortgage-backed securities	150,421	2,155	1.43	192,411	2,781	1.45	184,171	2,547	1.38
Investments - taxable	110,906	1,981	1.80	73,017	1,493	2.04	74,325	1,567	2.11
Investments - tax-free(2)	568	8	2.08	—	—	0.00	—	—	0.00
FHLB stock	6,505	336	5.17	6,133	457	7.45	5,313	117	2.20
Interest-bearing deposits	349	1	0.29	349	1	0.29	391	1	0.26
Certificates of deposits	350	7	2.00	375	6	1.60	598	10	1.67

Total interest-earning assets	326,073	6,812	2.09%	307,525	6,378	2.07%	296,963	5,821	1.96%

Non-interest-earning assets	8,919			9,317			8,522

Total assets	$334,992			$316,842			$305,485

Interest-bearing liabilities:
Interest-earning checking accounts	$21,602	4	0.02%	$21,240	4	0.02%	$21,405	4	0.02%
Savings accounts	45,367	22	0.05	43,909	21	0.05	42,654	29	0.07
Money market accounts	24,263	22	0.09	24,401	22	0.09	24,321	22	0.09
Savings certificates	32,293	162	0.50	32,899	170	0.52	54,854	275	0.50
Advance payments by borrowers for taxes and insurance	1,020	—	0.00	571	—	0.00	425	—	0.00
FHLB long-term advances	107,117	969	0.90	116,930	860	0.74	27,344	814	2.98
FHLB short-term advances	47,413	238	0.50	23,496	73	0.31	79,243	202	0.25
Other short-term borrowings	2,748	14	0.51	1,378	5	0.36	4,350	11	0.25

Total interest-bearing liabilities	281,823	1,431	0.51%	264,824	1,155	0.44%	254,596	1,357	0.53%

Non-interest-bearing accounts	19,456			18,990			17,877

Total interest-bearing liabilities and non-interest-bearing accounts	301,279			283,814			272,473
Non-interest-bearing liabilities	1,298			1,182			933

Total liabilities	302,557			284,996			273,406
Equity	32,415			31,846			32,079

Total liabilities and equity	$334,992			$316,842			$305,485

Net interest income		$5,381			$5,223			$4,464

Interest rate spread			1.58%			1.63%			1.43%

Net yield on interest-earning assets(3)			1.65%			1.70%			1.50%

Ratio of interest-earning assets to interest-bearing liabilities			115.70%			116.12%			116.64%

(1)	Includes non-accrual and tax-exempt loans.
(2)	Yields on tax-exempt loans and tax-exempt securities (tax-exempt for federal income tax purposes) are shown on a fully taxable equivalent basis utilizing a calculation that reflects the tax-exempt coupon, and a 20% interest expense disallowance and a federal tax rate of 34%.
(3)	Net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company’s interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (1) changes in volume (change in volume multiplied by prior year rate), (2) changes in rate (change in rate multiplied by prior year volume), and (3) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	Year Ended June 30,
	2016 vs. 2015			2015 vs. 2014
	Increase (Decrease)		Total	Increase (Decrease)		Total
	Due to		Increase	Due to		Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
	(Dollars in Thousands)
Interest-earning assets:
Net loans receivable	$906	$(222)	$684	$163	$(102)	$61
Mortgage-backed securities	(612)	(14)	(626)	124	110	234
Investments - taxable	709	(213)	496	(17)	(57)	(74)
FHLB stock	26	(147)	(121)	21	319	340
Interest-bearing deposits	—	—	—	—	—	—
Certificates of deposit	(1)	2	1	(4)	—	(4)

Total interest-earning assets	$1,028	$(594)	$434	$287	$270	$557

Interest-bearing liabilities:
Interest-earning checking accounts	$—	$—	$—	$—	$—	$—
Savings accounts	1	—	1	1	(9)	(8)
Money market accounts	—	—	—	—	—	—
Savings certificates	(1)	(7)	(8)	(116)	11	(105)
Advance payments by borrowers for taxes and insurance	—	—	—	—	—	—
FHLB long-term borrowings	(36)	145	109	83	(37)	46
FHLB short-term borrowings	103	62	165	(169)	40	(129)
Other short-term borrowings	6	3	9	(10)	4	(6)

Total interest-bearing liabilities	$73	$203	$276	$(211)	$9	$(202)

Change in net interest income	$955	$(797)	$158	$498	$261	$759

Net Interest Income. Net interest income is determined by the Company’s interest rate spread (i.e. the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. Net interest income increased by $158 thousand or 3.03% in fiscal 2016 and increased $759 thousand or 17.0% in fiscal 2015. The increase in fiscal 2016 was the result of a $434 thousand or 6.80% in interest and dividend income which was partially offset by a $276 thousand or 23.90% increase in interest expense. The increase in fiscal 2015 was the result of a $557 thousand or 9.6% increase in interest and dividend income and a $202 thousand or 14.9% decrease in interest expense. Fiscal years 2016 and 2015 were favorably impacted by the reduction of fixed interest costs associated with the repayments on our legacy FHLB long-term advances during both periods.

Interest Income. Total interest income increased by $434 thousand or 6.80% during fiscal 2016 and increased $557 thousand or 9.6% during fiscal 2015. The increase in fiscal 2016 was primarily the result of higher average balances of net loans receivable and taxable investment securities which more than offset lower average balances of mortgage-backed securities and lower yields on the Company’s interest earning assets. The lower yields on earning assets are consistent with lower market yields and repayments on earning assets being reinvested at lower market yields. The increase in fiscal 2015 was primarily the result of higher average balances of net loans receivable and U.S. Government agency mortgage-backed securities, and higher yields earned on FHLB stock and U.S. Government mortgage-backed securities, which were partially offset by lower yields earned on the Company’s loan portfolio, and taxable investment securities. During fiscal 2009, the global economy went into a deep recession. In response to the weak global economy, the world’s central banks implemented a variety of programs including lowering short-term interest rates and various liquidity programs to help restore investor confidence. The overall impact of the global recession, central bank intervention efforts and market disruptions was markedly lower interest rates, especially in the short and intermediate term bond markets. Management continuously evaluates market opportunities, and associated borrowing costs, to contribute to net interest income. The Company believes that it has sufficient capital to grow its balance sheet as opportunities become available.

Interest income on net loans receivable increased $684 thousand or 41.71% during fiscal 2016 and increased $61 thousand or 3.86% during fiscal 2015. The increase in fiscal 2016 was primarily the result of a $21.734 million increase in the average balances of net loans outstanding which more than offset a 57 basis point decrease in the weighted average yield on the Company’s loan portfolio. The increase in fiscal 2015 was primarily attributable to a $3.075 million increase in the average balances of net loans outstanding, which was partially offset by a 26 basis point decrease in the weight average yield earned on the Company’s loan portfolio. The increase in the loan volumes was primarily attributable to loan originations in excess of repayments. The decrease in the yield on net loans receivable was primarily attributable to lower rates on new loans originated. Prior to fiscal 2014, as part of its asset/liability management strategy, historically low long-term mortgage rates, weakness in the economy, rising inventories of existing homes available for sale, and lower construction starts throughout our lending area, the Company had limited its portfolio origination of longer-term fixed rate loans to mitigate its exposure to a rise in market interest rates and credit risk. The Company began portfolio originations of single-family mortgage loans with longer-term fixed rate loans during fiscal 2014, as well as reoffering multi-family and commercial real estate loans, construction loans, land acquisition and development loans, consumer loans, small business and commercial loans. Overall loan demand, and borrower financial capacity were constrained during both fiscal 2013 and 2012 due to weakness in the national economy. Beginning in fiscal 2014, and throughout fiscal 2015, the Company began to see an increase in single-family and multi-family refinancing loans. During both fiscal 2016 and 2015, the Company also enjoyed higher levels of single-family home purchase loans. Substantially all of our loan originations were fixed-rate with a mix of 15, 20 and 30 year terms.

Interest income on investment securities increased $496 thousand or 33.22% during fiscal 2016 and decreased $74 thousand or 4.69% during fiscal 2015. The increase in fiscal 2016 was primarily attributable to a $50.909 million increase in the average balance of investment grade corporate bonds which more than decreased a $16.233 million decrease in the average balance of U.S. Government Agency debentures and a 24 basis point decrease in the average yield of the Company’s taxable investment portfolio. The increase in corporate bond holding was primarily attributable to relatively unattractive investment opportunities in other market segments such as U.S. Government Agency debentures and mortgage-backed securities. The 24 basis point decrease in overall yield was consistent with lower market yields on investment short and intermediate term securities during fiscal 2016. The decrease in fiscal 2015 was primarily attributable to a $1.308 million decrease in the average balance of the Company’s investment portfolio, and a 7 basis point decrease in the weighted average yield earned on the Company’s investment portfolio. Investment security maturities and redemptions were primarily used to fund loan growth and purchases of U.S. Government agency mortgage-backed securities during fiscal 2015.

Interest income on mortgage-backed securities decreased $626 thousand or 22.51% during fiscal 2016 and increased $234 thousand or 9.19% during fiscal 2015. The decrease in fiscal 2016 was primarily the result of a $41.470 million decrease in the average balance of U.S. Government Agency mortgage-backed securities. During fiscal 2016, the U.S. Government Agency mortgage-backed securities sector offered relatively unattractive investment opportunities. The Company began to reinvest cash repayments of principal into investment securities and increased its net loan portfolio. The increase in fiscal 2015 was primarily attributable to an $8.855 million increase in the average balance of U.S. Government agency mortgage-backed securities, and a 6 basis point increase in the weighted average yield earned on the Company’s U.S. Government agency mortgage-backed securities portfolio, which were partially offset by a $615 thousand decrease in the average balance of private-label mortgage-backed securities and a 3 basis point decrease in the weighted average yield earned on the Company’s private-label mortgage-backed securities portfolio. The average balances associated with the Company’s private label mortgage-backed securities declined $520 thousand and $615 thousand, during fiscal 2016 and fiscal 2015, respectively. The Company continues to reduce its exposure to private-label mortgage-backed securities due to the substandard investment performance associated with this segment. Proceeds from repayments on the mortgage-backed securities were primarily used to fund the growth of net loans and investment securities purchases during fiscal 2016.

Dividend income on FHLB stock decreased $121 thousand or 26.48% during fiscal 2016, and increased $340 thousand or 290.60% during fiscal 2015. The decrease in fiscal 2016 was primarily the result of the absence of a $145 thousand special dividend paid in fiscal 2015 which more than offset a $372 thousand in average balance of FHLB stock holdings. The increase in fiscal 2015 was primarily attributable to a 525 basis point increase in the weighted average yield earned on the Company’s holdings of FHLB stock, and an $820 thousand increase in the average balance of FHLB stock held. The increase in the yield earned during fiscal 2015 was primarily attributable to a $145 thousand special dividend paid by FHLB Pittsburgh during the quarter ended March 31, 2015, and increases in the regular dividend rates paid during fiscal 2015. The Company’s average holdings of FHLB stock are directly related to the volume of outstanding FHLB advances. During fiscal 2016, the Company redeemed approximately $20 thousand (net) of FHLB stock.

Interest income on certificates of deposit increased $1 thousand or 16.67% during fiscal 2016 and decreased $4 thousand or 40.00% during fiscal 2015. The increase in fiscal 2016 was primarily the result of a 40 basis point increase in the average yield earned on certificates of deposit. During fiscal 2016, the Company owned one floating rate CD that reset to a higher yield due to an increase in its federal funds related index. The decrease in fiscal 2015 was primarily attributable to a $223 thousand decrease in the average balance of the Company’s holdings of FDIC insured certificates of deposit.

Interest Expense. Total interest expense increased $276 thousand or 23.90% during fiscal 2016 and decreased $202 thousand or 14.89% during fiscal 2015. The increase in fiscal 2016 was primarily attributable to higher rates paid on FHLB variable rate and short-term advances of 15 basis points and 19 basis points, respectively, and a $23.917 million increase in FHLB short-term advances, which more than offset a $9.751 million decrease in the average balance of FHLB long-term variable rate advances outstanding. During fiscal 2016, the Company replaced maturing FHLB long-term variable rate advances which reprice on a monthly basis with FHLB short-term borrowings with maturities generally of up to 45 days. The decrease in fiscal 2015 was primarily attributable to decreases in the average balances of FHLB long-term fixed-rate advances, FHLB short-term advances, and time deposits, and lower weighted average rates paid on FHLB long-term fixed-rate advances and savings accounts, which were partially offset by higher average balances of FHLB long-term variable-rate advances, and higher weighted average rates paid on FHLB short-term advances and time deposits. The decrease in the average balance, and weighted average rate paid on, FHLB long-term fixed-rate advances was primarily due to the repayment of $5.000 million of a FHLB long-term fixed rate advance during fiscal 2014. The decrease in the average balance of time deposits was primarily due to the absence of wholesale CDs during fiscal 2015.

Interest expense on FHLB short-term borrowings increased $165 thousand or 226.03% during fiscal 2016, and decreased $129 thousand during fiscal 2015. The increase in fiscal 2016 was primarily attributable to a $23.917 million increase in the average balance of FHLB short-term advances and a 19 basis point increase in the average yield paid on such advances. The decrease in fiscal 2015 was primarily attributable to a $55.747 million decrease in the average balance of FHLB short-term borrowings outstanding, which was partially offset by a 6 basis point increase in the weighted average rate paid on FHLB short-term borrowings. The decrease in the average balance of FHLB short-term borrowings are due to the Company’s shift into FHLB long-term variable rate advances. The increase in the average balance of FHLB short-term borrowings reflects a shift from FHLB long-term variable rate borrowings to FHLB short-term borrowings due to lower short-term borrowing rates available on such borrowings during fiscal 2016.

Interest expense on FHLB long-term variable-rate advances increased $111 thousand or 37.37% during fiscal 2016, and increased $268 thousand or 924.14% during fiscal 2015. The increase in fiscal 2016 was primarily attributable to a 15 basis point increase in the average yield paid on FHLB advances which more than offset a $9.751 million decrease in the average balance of such advances. The increase in the average yield paid was consistent with increases in short-term interest rates due to an increase in the Federal Reserve Open Market Committees increase in its targeted federal funds rate in December 2015. The decrease in the average balance is due to the Company’s use of FHLB short-term advances to replace maturing FHLB long-term variable rate advances during fiscal 2016. The increase in fiscal 2015 was primarily attributable to a $93.641 million increase in the average balance of FHLB long-term variable-rate advances outstanding and a 1 basis point increase in the weighted-average rate paid. The Company began using FHLB long-term variable-rate advances during fiscal 2014 to pay down FHLB short-term advances and to lock in longer-term variable rate funding for its variable rate mortgage-backed securities.

Interest expense on other short-term borrowings increased $9 thousand or 180.00% during fiscal 2016, and decreased $6 thousand or 54.55% during fiscal 2016. The increase in fiscal 2016 was primarily attributable to a $1.370 million increase in the average balance of other short term borrowings and a 15 basis point increase in the average yield paid on such borrowings. The decrease in fiscal 2015 was primarily attributable to a $2.972 million decrease in the average balance of other short-term borrowings outstanding, which was partially offset by an 11 basis point increase in the weighted average rate paid on other short-term borrowings. The decrease in the average balance of other short-term borrowings reflects the Company’s shift into FHLB long-term variable-rate advances. The increase in the average balance of other short-term borrowings reflects a shift from FHLB short-term borrowings to other short-term borrowings when lower short-term borrowing rates are available through brokers.

Interest expense on interest-bearing deposits decreased $7 thousand or 3.23% in fiscal 2016 and decreased $113 thousand or 34.24% in fiscal 2015. The decrease in fiscal 2016 was primarily attributable to a 2 basis point decrease in the average yield paid on time deposits and a $606 thousand decrease in the average balance of time deposits which more than offset a $1.458 million increase in the average balance of savings deposits. Due to low market interest rates, many of the Savings Bank’s depositors continue to choose to keep investable deposits in savings or other short term accounts as opposed to time deposits. The decrease in fiscal 2015 was primarily attributable to a decrease in the average balance of time deposits and lower weighted average rates paid on savings accounts, which were partially offset by higher average rates paid on time deposits. Average rates paid on savings accounts decreased 2 basis points while weighted average rates paid on time deposits increased 2 basis points. The average balance of time deposits decreased $22.0 million due to the Company’s exit from the wholesale CD market during fiscal 2014. Terms associated with broker deposits were sometimes more favorable during fiscal 2016 than terms offered on short-term borrowings. The Company had $1.468 million and $0 of brokered deposits outstanding at June 30, 2016 and 2015, respectively.

Interest expense on FHLB long-term fixed-rate borrowings decreased by $2 thousand during fiscal 2016, and decreased $222 thousand or 28.28% during fiscal 2015. The decrease in fiscal 2016 was primarily due to a $62 thousand decrease in the average balance of FHLB long-term fixed rate advances outstanding due to the payoff of a $2.5 million advance in late June 2016. The decrease in fiscal 2015 was primarily attributable to a $4.055 million decrease in the average balance of FHLB long-term fixed-rate advances outstanding and a 24 basis point decrease in the weighted average rate paid on FHLB long-term fixed rate advances.

Provision for Loan Losses. A provision for loan losses is charged, or accreted to earnings to bring the total allowance to a level considered adequate by management to absorb potential losses in the portfolio. Management’s determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio considering past experience, current economic conditions, volume, growth, composition of the loan portfolio and other relevant factors. The Company recorded provisions for loan losses totaling $56 thousand in fiscal 2016, and $70 thousand in fiscal 2015. The provision for loan losses recorded during fiscal 2016 was primarily attributable to growth in the Company’s single family owner occupied loan portfolio. The Company also reversed previous provisions for loan losses due to payoffs in the commercial real estate and multi-family loan segments. In general, the Company records lower provisions for loan losses for less risky single-family owner occupied loans and higher provision for commercial real estate and multi-family loans. The provision for loan losses recorded in fiscal 2015 was primarily attributable to an increase in the Company’s loan portfolio during the fiscal year, and the absence of a $109 thousand credit provision on a paid-off non-performing loan which was recorded in fiscal 2014. The credit provision for 2014 was primarily attributable to the payoff in full of one impaired single-family construction loan, which was partially offset by a higher provision for single-family loans due to growth in that segment.

Non-interest Income. Total non-interest income increased $14 thousand or 2.51% in fiscal 2016 and increased $27 thousand or 5.08% in fiscal 2015. The increase in fiscal 2016 was primarily attributable to a

$31 thousand increase in investment securities gains which more than offset an $8 thousand decrease in service charges on deposits and a $6 thousand decrease in earnings on bank owned life insurance. The increase in fiscal 2015 was primarily attributable to a $25 thousand increase in ATM and debit card related income, a $4 thousand increase in earnings on bank-owned life insurance, and the absence of $19 thousand in impairment losses on private-label mortgage-backed securities, which were partially offset by a $22 thousand decrease in service charges on deposits.

Non-interest Expense. Total non-interest expense increased $67 thousand or 1.81% in fiscal 2016, and increased $31 thousand or 0.84% during fiscal 2015. The increase in fiscal 2016 was primarily attributable to a higher employee related costs, federal deposit insurance premiums and legal expenses, which were partially offset by decreases in charitable contributions eligible for PA tax creditors. The increase in fiscal 2015 was primarily attributable to increases in ATM and debit card related expenses, employee related expenses, and provisions for off-balance sheet (loan origination) commitments, which were partially offset by recoveries of legal fees related to a paid off non-performing home equity line of credit, and decreases in federal deposit insurance premiums, charitable contributions eligible for PA tax credits, and occupancy and equipment costs.

Income Taxes. Income taxes increased $141 thousand during fiscal 2016 and increased $185 thousand during fiscal 2015. The increase in both periods was primarily due to increased levels of taxable income. The Company’s combined effective tax rate was 37.6% for the year ended June 30, 2016 and 32.8% for the year ended June 30, 2015.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is often analyzed by reviewing the cash flow statement. Cash and cash equivalents decreased by $1.230 million during fiscal 2016 primarily due to $10.819 million of net cash used by investing activities, which was partially offset by $6.347 million of net cash provided by financing activities, and $3.242 million of net cash provided by operating activities.

Funds used for investing activities totaled $10.819 million during fiscal 2016 as compared to $15.689 million used for investing activities during fiscal 2015. Primary uses of funds during fiscal 2016 included purchases of investments and mortgage-backed securities totaling $81.676 million, and $6.750 million, respectively, a $18.550 million increase in net loans receivable, which were partially offset by repayments of investments, and mortgage-backed securities totaling $57.603 million, and $32.191 million, respectively, and proceeds from sales of investment securities totaling $6.354 million. Investment purchases were comprised primarily of U.S. Government Agency mortgage-backed securities and debentures, and investment grade corporate bonds.

Funds provided by financing activities totaled $6.347 million for fiscal 2016 as compared to $16.256 million provided by financing activities in fiscal 2015. Primary sources of funds for fiscal 2016 were a $106.197 million increase in FHLB short-term advances and a $2.350 million increase in deposits, which were partially offset by a $101.696 million decrease in maturing FHLB long-term advances and $489 thousand in cash dividends paid on the Company’s common stock. Management has determined that it currently is maintaining adequate liquidity and continues to match funding sources with lending and investment opportunities.

Funds provided by operating activities totaled $3.242 million during fiscal 2016 as compared to $1.646 million during fiscal 2015. Net cash provided by operating activities was primarily comprised of $1.325 million of net income and $2.220 million of amortization and accretion of discounts, premiums and deferred loan fees, $99 thousand in depreciation, and $56 thousand of provisions for loan losses, which were partially offset by a $310 thousand increase in accrued interest receivable, and $134 thousand of earnings on bank-owned life insurance, and $107 thousand decrease in deferred director compensation payable.

The Company’s primary sources of funds are deposits, repayments on existing loans, investment portfolio cash flow, funds from operations and funds obtained through various borrowings. At June 30, 2016, the total approved loan commitments outstanding amounted to $3.155 million. At the same date, commitments under unused lines of credit amounted to $6.474 million and the unadvanced portion of construction loans approximated $2.846 million. Certificates of deposit scheduled to mature in one year or less at June 30, 2016, totaled $23.898 million. Management believes that a significant portion of our local maturing deposits will remain with the Company.

The Company’s contractual obligations at June 30, 2016 were as follows:

	Contractual Obligations (Dollars in Thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$16,109	$—	$16,109	$—	$—
Operating lease obligations	34	28	6	—	—

Total	$16,143	$28	$16,115	$—	$—

See also Note 13 of the Company’s Consolidated Financial Statements.

Historically, the Company used its sources of funds primarily to meet its ongoing commitments to pay maturing certificates of deposit and savings withdrawals, fund loan commitments and maintain a substantial portfolio of investment securities. The Company has been able to generate sufficient cash through FHLB advances, other borrowings and the retail and broker deposit markets to provide the cash utilized in investing and financing activities. Management believes that the Company currently has adequate liquidity available to respond to liquidity demands.

On July 25, 2016, the Company’s Board of Directors declared a cash dividend of $0.04 per share payable on August 18, 2016 to shareholders of record at the close of business on August 8, 2016. Dividends are subject to determination and declaration by the Board of Directors, which take into account the Company’s financial condition, statutory and regulatory restrictions, general economic conditions and other factors. There can be no assurance that dividends will in fact be paid on the common stock in the future or that, if paid, such dividends will not be reduced or eliminated in future periods.

The Company’s ratio of Tier 1 capital to risk weighted assets, Common equity Tier 1 capital to risk weighted assets and total capital to risk weighted assets were 17.69%, 17.69%, and 17.90%, respectively, at June 30, 2016. The Company’s ratio of Tier 1 capital to average total assets was 9.95% at June 30, 2016.

Non-performing assets consist of non-accrual loans and real estate owned. A loan is placed on non-accrual status when, in the judgment of management, the probability of collection of interest is deemed insufficient to warrant further accrual. When a loan is placed on non-accrual status, previously accrued but uncollected interest is deducted from interest income. The Company normally does not accrue interest on loans past due 90 days or more, however, interest may be accrued if management believes that it will collect on the loan.

The Company’s non-performing assets at June 30, 2016 totaled approximately $254 thousand or 0.08% of total assets compared to $309 thousand or 0.09% of total assets at June 30, 2015. The $54 thousand decrease in non-performing assets during the twelve months ended June 30, 2016 was primarily attributable to the payoff in full of one non-performing commercial real estate loan totaling $49 thousand and principal payments on one non-performing single-family loan totaling $6 thousand. Non-performing assets at June 30, 2016 consisted of one single-family real estate loan totaling $254 thousand.

Impact of Inflation and Changing Prices. The consolidated financial statements of the Company and related notes presented herein have been prepared in accordance with U.S. generally accepted accounting principles which require the measurement of financial condition and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services since such prices are affected by inflation to a larger degree than interest rates. In the current interest rate environment, liquidity and the maturity structure of the Company’s assets and liabilities are critical to the maintenance of acceptable performance levels.

Recent Accounting and Regulatory Pronouncements. The Company’s discussion of recent accounting and regulatory pronouncements can be found in Note 1 to the Company’s Consolidated Financial Statements.

QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of the Company’s transactions are denominated in US dollars with no specific foreign exchange exposure. The Savings Bank has no agricultural loan assets and therefore would not have a specific exposure to changes in commodity prices. Any impacts that changes in foreign exchange rates and commodity prices would have on interest rates are assumed to be exogenous and will be analyzed on an ex post basis.

Interest rate risk (“IRR”) is the exposure of a banking organization’s financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and shareholder value, however excessive levels of IRR can pose a significant threat to the Company’s earnings and capital base. Accordingly, effective risk management that maintains IRR at prudent levels is essential to the Company’s safety and soundness.

Evaluating a financial institution’s exposure to changes in interest rates includes assessing both the adequacy of the management process used to control IRR and the organization’s quantitative level of exposure. When assessing the IRR management process, the Company seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain IRR at prudent levels with consistency and continuity. Evaluating the quantitative level of IRR exposure requires the Company to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity, and, where appropriate, asset quality.

On December 16, 2015 the Federal Reserve Open Market Committee (FOMC or the Committee) issued a press release to announce its current economic assessment and to announce an increase to the target rate for the federal funds rate to  1⁄4 to  1⁄2 percent from the previous range of 0 to  1⁄4 percent. In a related action, the Federal Reserve Board raised the interest rate paid on required and excess reserves to 0.50 percent, effective December 17, 2015. The Federal Reserve Board of Governors also approved a  1⁄4 percentage point increase in the discount rate (the primary credit rate) to 1.00 percent.

Throughout the remainder of fiscal 2016, the FOMC issued press releases indicating that given the economic outlook, the Committee decided to maintain the target range for the federal funds rate at  1⁄4 to  1⁄2 percent. The Committee further indicated that the stance of monetary policy remains accommodative, thereby supporting further improvement in labor market conditions and a return to 2 percent inflation. The Committee also indicated that it expects that economic conditions will evolve in a manner that will warrant only gradual increases in the federal funds rate; the federal funds rate is likely to remain, for some time, below levels that are expected to prevail in the longer run.

The Committee continued to maintain its existing policy of reinvesting principal payments from its holdings of agency debt and agency mortgage-backed securities and rolling over maturing Treasury securities at auction.

Throughout fiscal year 2016, the Company continued to adjust its asset/liability management tactics by increasing total assets by $6.007 million while continuing to manage its Tier 1 capital. The primary segments of asset growth for fiscal year 2016 were: investment securities – available for sale, $40.760 million; net loans receivable, $18.510 million, which were partially offset by decreases in investment securities held to maturity - $27.095 million and mortgage-backed securities held to maturity - $25.223 million. We anticipate growing our asset base to the range of $340 - $350 million during fiscal 2017, subject to economic and market conditions.

Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and owes on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest-rate changes. For example, assume that an institution’s assets carry intermediate- or long-term fixed rates and that those assets were funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution’s interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution’s profits could decrease on existing assets because the institution will either have lower net interest income or, possibly, net interest expense. Similar risks exist when assets are subject to contractual interest-rate ceilings, or rate sensitive assets are funded by longer-term, fixed-rate liabilities in a decreasing-rate environment.

During the fiscal years 2013, 2014, 2015 and 2016, intermediate and long-term market interest rates fluctuated considerably. Many central banks, including the Federal Reserve, continued above normal levels of monetary accommodation including quantitative easing and targeted asset purchase programs. The desired outcomes of these programs are to stimulate aggregate demand, reduce high levels of unemployment and to further lower market interest rates.

The table below shows the targeted federal funds rate and the benchmark two and ten year treasury yields at quarter ends beginning in June 30, 2008, and extending through June 30, 2016. The difference in yields on the two year and ten year Treasury’s is often used to determine the steepness of the yield curve and to assess the term premium of market interest rates.

		Yield on:
	Targeted Federal Funds	Two (2) Year Treasury	Ten (10) Year Treasury	Shape of Yield Curve
June 30, 2008	2.00%	2.63%	3.99%	Positive
September 30, 2008	2.00%	2.00%	3.85%	Positive
December 31, 2008	0.00% to 0.25%	0.76%	2.25%	Positive
March 31, 2009	0.00% to 0.25%	0.81%	2.71%	Positive
June 30, 2009	0.00% to 0.25%	1.11%	3.53%	Positive
September 30, 2009	0.00% to 0.25%	0.95%	3.31%	Positive
December 31, 2009	0.00% to 0.25%	1.14%	3.85%	Positive
March 31, 2010	0.00% to 0.25%	1.02%	3.84%	Positive
June 30, 2010	0.00% to 0.25%	0.61%	2.97%	Positive
September 30, 2010	0.00% to 0.25%	0.42%	2.53%	Positive
December 31, 2010	0.00% to 0.25%	0.61%	3.30%	Positive
March 31, 2011	0.00% to 0.25%	0.80%	3.47%	Positive
June 30, 2011	0.00% to 0.25%	0.45%	3.18%	Positive
September 30, 2011	0.00% to 0.25%	0.25%	1.92%	Positive
December 31, 2011	0.00% to 0.25%	0.25%	1.89%	Positive
March 31, 2012	0.00% to 0.25%	0.33%	2.23%	Positive
June 30, 2012	0.00% to 0.25%	0.33%	1.67%	Positive
September 30, 2012	0.00% to 0.25%	0.23%	1.65%	Positive
December 31, 2012	0.00% to 0.25%	0.24%	1.85%	Positive
March 31, 2013	0.00% to 0.25%	0.25%	1.87%	Positive
June 30, 2013	0.00% to 0.25%	0.36%	2.52%	Positive
September 30, 2013	0.00% to 0.25%	0.33%	2.64%	Positive
December 31, 2013	0.00% to 0.25%	0.30%	2.84%	Positive
March 31, 2014	0.00% to 0.25%	0.44%	2.73%	Positive
June 30, 2014	0.00% to 0.25%	0.47%	2.53%	Positive
September 30, 2014	0.00% to 0.25%	0.58%	2.52%	Positive
December 31, 2014	0.00% to 0.25%	0.53%	1.90%	Positive
March 31, 2015	0.00% to 0.25%	0.56%	1.99%	Positive
June 30, 2015	0.00% to 0.25%	0.64%	2.33%	Positive
September 30, 2015	0.00% to 0.25%	0.64%	2.06%	Positive
December 31, 2015	0.25% to 0.50%	1.06%	2.27%	Positive
March 31, 2016	0.25% to 0.50%	0.73%	1.78%	Positive
June 30, 2016	0.25% to 0.50%	0.58%	1.49%	Positive

These changes in intermediate and long-term market interest rates, the changing slope of the Treasury yield curve, and higher levels of interest rate volatility have impacted prepayments on the Company’s loan, investment and mortgage-backed securities portfolios. Principal repayments on the Company’s loan, investment, and mortgage-backed securities portfolios for the twelve months ended June 30, 2016, totaled $16.045 million, $57.603 million, and $32.191 million, respectively. Proceeds from sales of investments totaled $6.354 million during fiscal 2016. Despite stagnant global interest rates and Treasury yields the Company continued to grow its balance sheet and used proceeds from maturities/calls of corporate bonds and U.S. Government agency bonds, repayments on its mortgage-backed securities, and borrowings to purchase investment grade corporate bonds and to fund loan growth. In particular, the Company increased its investment securities – available for sale portfolio allocation from $66.916 million at June 30, 2015 to $107.676 million at June 30, 2016, and its net loans receivable from $46.163 million at June 30, 2015 to $64.673 million at June 30, 2016.

During the fiscal year ended June 30, 2016, the Company increased its loan portfolio by $18.510 million or 40.10% as follows: portfolios of single-family real estate loans - $20.791 million, construction loans - $1.751 million, commercial loans - $205 thousand and land acquisition and development loans - $13 thousand, which were partially offset by decrease in its portfolio of multi-family real estate loans of $2.123 million, commercial real estate loans - $1.803 million, and consumer loans of $451 thousand. The Company also makes available for origination residential mortgage loans with interest rates which adjusts pursuant to a designated index, although customer acceptance has been somewhat limited in the Savings Bank’s market area. We expect that the housing market will modestly grow throughout fiscal 2017. The Company will continue to selectively offer commercial real estate, land acquisition and development, and shorter-term construction loans (primarily on residential properties), and commercial loans on business assets to partially increase interest income while limiting credit and interest rate risk. The Company has also offered higher yielding commercial and small business loans to existing customers and seasoned prospective customers.

During fiscal 2016, principal investment purchases were comprised of: callable U.S. Government agency multiple step-up bonds with initial lock out periods of 1-7 months - $9.358 million with a weighted average yield to call of 3.97%; investment grade corporate bonds - $54.996 million with a weighted average yield of 1.56%; U.S. Government agency floating-rate CMOs - $6.750 million with a weighted average yield of 1.44%; U.S. dollar denominated investment-grade fixed-rate corporate bonds of large foreign issuers - $5.220 million with a weighted average yield of 1.54%; investment grade fixed rate corporate utility first mortgage bonds - $4.481 million with a weighted average yield of 1.42%; and tax-free municipal bonds - $6.650 million with a weighted average yield of 1.58%. Single step-up bonds have one “step” or increase in coupon. Multiple step-up bonds have more than one “step” or increase in coupon.

Major investment proceeds received during fiscal 2016 were: callable U.S. Government agency bonds - $36.150 million with a weighted average yield of approximately 1.49%; investment grade corporate bonds - $20.553 million with a weighted average yield of approximately 1.39%; tax-free municipal bonds - $5.320 million with a weighted average yield of 1.66%; investment grade corporate bonds of large foreign issuers - $1.500 million with a weighted average yield of 1.37%; and investment grade corporate utility first mortgage bonds - $316 thousand with a weighted average yield of 5.83%.

As of June 30, 2016, the implementation of these asset and liability management initiatives resulted in the following:

1)	$139.6 million or 41.6% of the Company’s assets were comprised of floating rate investment and mortgage-backed securities. Of this $139.6 million, approximately $137.4 million float on a monthly basis based upon changes in the one-month London Interbank Offered Rate (LIBOR) and about $2.2 million reprice on a quarterly basis based upon the three-month LIBOR.

2)	$137.4 million or 54.0% of the Company’s total investment portfolio was comprised of floating rate mortgage-backed securities (including collateralized mortgage obligations – “CMOs”) that reprice on a monthly basis;

3)	$98.1 million or 38.6% of the Company’s investment portfolio consisted of investment grade fixed-rate corporate bonds with remaining maturities as follows: 3 months or less - $15.4 million or 15.7%; 3 – 12 months - $66.6 million or 67.9%; 1 – 2 years - $15.0 million or 15.3%; 2 – 3 years - $1.1 million or 1.1%;

4)	$107.7 million or 32.1% of the Company’s assets were comprised of investment securities classified as available for sale;

5)	An aggregate of $13.9 million or 21.5% of the Company’s net loan portfolio had adjustable interest rates or maturities of less than 12 months; and

6)	The maturity distribution of the Company’s borrowings is as follows: 3 months or less - $144.0 million or 89.9%; and 1 - 2 years - $16.1 million or 10.1%.

The effect of interest rate changes on a financial institution’s assets and liabilities may be analyzed by examining the “interest rate sensitivity” of the assets and liabilities and by monitoring an institution’s interest rate sensitivity “gap”. An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within a given time period. A gap is considered positive (negative) when the amount of rate sensitive assets (liabilities) exceeds the amount of rate sensitive liabilities (assets). During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income.

As part of its asset/liability management strategy, the Company maintained an asset sensitive financial position due to unusually low market interest rates. An asset sensitive financial position may benefit earnings during a period of rising interest rates and reduce earnings during a period of declining interest rates.

The following table sets forth certain information at the dates indicated relating to the Company’s interest-earning assets and interest-bearing liabilities which are estimated to mature or are scheduled to reprice within one year.

	June 30,
	2016	2015	2014
	(Dollars in Thousands)
Interest-earning assets maturing or repricing within one year	$260,710	$227,461	$256,902
Interest-bearing liabilities maturing or repricing within one year	235,345	228,335	209,986

Interest sensitivity gap	$25,365	$(874)	$46,916

Interest sensitivity gap as a percentage of total assets	7.56%	-0.27%	15.14%
Ratio of assets to liabilities maturing or repricing within one year	110.78%	99.62%	122.34%

At June 30, 2016, investments available for sale totaled $107.676 million, or 32.07% of total assets.

The following table illustrates the Company’s estimated stressed cumulative repricing gap – the difference between the amount of interest-earning assets and interest-bearing liabilities expected to reprice at a given point in time – at June 30, 2016. The table estimates the impact of an upward or downward change in market interest rates of 100 and 200 basis points.

Cumulative Stressed Repricing Gap

	Month 3	Month 6	Month 12	Month 24	Month 36	Month 60	Long Term
	(Dollars in Thousands)
Base Case Up 200 bp
Cumulative Gap ($’s)	$(23,154)	$(17,071)	$18,952	$17,270	$19,173	$20,618	$25,532
% of Total Assets	-6.9%	-5.1%	5.6%	5.1%	5.7%	6.1%	7.6%
Base Case Up 100 bp
Cumulative Gap ($’s)	$(22,519)	$(15,863)	$21,165	$20,960	$23,847	$26,059	$25,532
% of Total Assets	-6.7%	-4.7%	6.3%	6.2%	7.1%	7.8%	7.6%
Base Case No Change
Cumulative Gap ($’s)	$(21,228)	$(13,468)	$25,365	$27,402	$31,430	$33,690	$25,532
% of Total Assets	-6.3%	-4.0%	7.6%	8.2%	9.4%	10.0%	7.6%
Base Case Down 100 bp
Cumulative Gap ($’s)	$(20,652)	$(12,415)	$27,150	$29,959	$34,198	$36,022	$25,532
% of Total Assets	-6.2%	-3.7%	8.1%	8.9%	10.2%	10.7%	7.6%
Base Case Down 200 bp
Cumulative Gap ($’s)	$(20,625)	$(12,365)	$27,234	$30,079	$34,325	$36,122	$25,532
% of Total Assets	-6.1%	-3.7%	8.1%	9.0%	10.2%	10.8%	7.6%

The Company utilizes an income simulation model to measure interest rate risk and to manage interest rate sensitivity. The Company believes that income simulation modeling may enable the Company to better estimate the possible effects on net interest income due to changing market interest rates. Other key model parameters include: estimated prepayment rates on the Company’s loan, mortgage-backed securities and investment portfolios; savings decay rate assumptions; and the repayment terms and embedded options of the Company’s borrowings.

The following table presents the simulated impact of a 100 and 200 basis point upward or downward (parallel) shift in market interest rates on net interest income, return on average equity, return on average assets and the market value of portfolio equity at June 30, 2016. This analysis was done assuming that the interest-earning assets will average approximately $349 million and $369 million over a projected twelve and twenty-four month period, respectively, for the estimated impact on change in net interest income, return on average equity and return on average assets. The estimated changes in market value of equity were calculated using balance sheet levels at June 30, 2016. Actual future results could differ materially from our estimates primarily due to unknown future interest rate changes and the level of prepayments on our investment and loan portfolios and future FDIC regular and special assessments.

Analysis of Sensitivity to Changes in Market Interest Rates

	Twelve Month Forward Modeled Change in Market Interest Rates
	June 30, 2017					June 30, 2018
Estimated impact on:	-200	-100	0	+100	+200	-200	-100	0	+100	+200
Change in net interest income	-7.2%	-3.2%	—	4.1%	8.5%	-16.3%	-8.4%	—	12.1%	24.1%
Return on average equity	4.31%	4.78%	5.15%	5.63%	6.15%	4.63%	5.63%	6.67%	8.15%	9.59%
Return on average assets	0.40%	0.44%	0.48%	0.52%	0.57%	0.42%	0.52%	0.62%	0.76%	0.91%
Market value of equity (in thousands)	$37,361	$36,886	$37,188	$37,236	$36,547

The table below provides information about the Company’s anticipated transactions comprised of firm loan commitments and other commitments, including undisbursed letters and lines of credit. The Company used no derivative financial instruments to hedge such anticipated transactions as of June 30, 2016.

Anticipated Transactions
(Dollars in Thousands)
Undisbursed construction and development loans
Fixed rate	$2,416
3.64%

Adjustable rate	$430
5.25%

Undisbursed lines of credit
Adjustable rate	$6,474
3.95%

Loan origination commitments
Fixed rate	$3,032
3.16%

Adjustable rate	$123
3.00%

$12,475

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

WVS Financial Corp.

We have audited the accompanying consolidated balance sheet of WVS Financial Corp. and subsidiary as of June 30, 2016 and 2015, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2016. These consolidated financial statements are the responsibility of WVS Financial Corp.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. WVS Financial Corp. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of WVS Financial Corp.’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WVS Financial Corp. and subsidiary as of June 30, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2016, in conformity with U.S. generally accepted accounting principles.

Cranberry Township, Pennsylvania

September 15, 2016

S.R. Snodgrass, P.C. * 2009 Mackenzie Way, Suite 340, Cranberry Township, PA 16066* Phone: (724) 934-0344 * Facsimile: (724) 934-0345

WVS FINANCIAL CORP.
CONSOLIDATED BALANCE SHEET
(In thousands)

	June 30,
	2016	2015
ASSETS
Cash and due from banks	$2,042	$1,839
Interest-earning demand deposits	301	1,734

Total cash and cash equivalents	2,343	3,573
Certificates of deposit	350	350
Investment securities available for sale (amortized cost of $107,556 and $66,968)	107,676	66,916
Investment securities held to maturity (fair value of $9,990 and $36,979)	9,523	36,618
Mortgage-backed securities held to maturity (fair value of $137,679 and $163,265)	137,416	162,639
Net loans receivable (allowance for loan losses of $360 and $304)	64,673	46,163
Accrued interest receivable	1,508	1,198
Federal Home Loan Bank stock, at cost	6,599	6,619
Premises and equipment	542	630
Bank owned life insurance	4,410	4,276
Deferred tax assets (net)	406	524
Other assets	277	210

TOTAL ASSETS	$335,723	$329,716

LIABILITIES
Deposits	$141,278	$138,928
Federal Home Loan Bank advances: short-term	144,027	37,830
Federal Home Loan Bank advances: long-term – fixed rate	10,000	12,500
Federal Home Loan Bank advances: long-term – variable rate	6,109	105,305
Accrued interest payable	189	156
Other liabilities	1,035	2,954

TOTAL LIABILITIES	302,638	297,673

STOCKHOLDERS’ EQUITY
Preferred stock, no par value; 5,000,000 shares authorized; none outstanding	—	—
Common stock, par value $0.01; 10,000,000 shares authorized; 3,805,636 shares issued	38	38
Additional paid-in capital	21,485	21,485
Treasury stock (1,766,507 and 1,764,917 shares at cost)	(26,905)	(26,886)
Retained earnings - substantially restricted	40,189	39,353
Accumulated other comprehensive loss	(238)	(461)
Unallocated Employee Stock Ownership Plan (“ESOP”) shares	(1,484)	(1,486)

TOTAL STOCKHOLDERS’ EQUITY	33,085	32,043

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$335,723	$329,716

See accompanying notes to the consolidated financial statements.

WVS FINANCIAL CORP.
CONSOLIDATED STATEMENT OF INCOME
(In thousands, except per share data)

	Year Ended June 30,
	2016	2015	2014
INTEREST AND DIVIDEND INCOME
Loans, including fees	$2,324	$1,640	$1,579
Investment securities - taxable	1,989	1,493	1,567
Mortgage-backed securities	2,155	2,781	2,547
Certificates of deposit	7	6	10
Interest-earning demand deposits	1	1	1
Federal Home Loan Bank stock	336	457	117

Total interest and dividend income	6,812	6,378	5,821

INTEREST EXPENSE
Deposits	210	217	330
Federal Home Loan Bank advances – short-term	238	73	202
Federal Home Loan Bank advances – long-term – variable rate	408	297	29
Federal Home Loan Bank advances – long-term – fixed rate	561	563	785
Other short-term borrowings	14	5	11

Total interest expense	1,431	1,155	1,357

NET INTEREST INCOME	5,381	5,223	4,464
Provision for loan losses	56	70	(73)

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	5,325	5,153	4,537

NONINTEREST INCOME
Service charges on deposits	154	162	184
Earnings on bank owned life insurance	134	140	136
Investment securities gains	31	—	—

Other than temporary impairment gains	—	—	43
Portion of loss recognized in other comprehensive income (before taxes)	—	—	(62)

Net impairment loss recognized in earnings	—	—	(19)

Gain on sale of other real estate owned	—	5	—
Other	253	251	230

Total noninterest income	572	558	531

NONINTEREST EXPENSE
Salaries and employee benefits	2,243	2,164	2,121
Occupancy and equipment	329	323	329
Data processing	220	239	241
Correspondent bank charges	38	38	44
Federal deposit insurance premium	194	175	187
Other	749	767	753

Total noninterest expense	3,773	3,706	3,675

INCOME BEFORE INCOME TAXES	2,124	2,005	1,393

INCOME TAX EXPENSE	799	658	473

NET INCOME	$1,325	$1,347	$920

EARNINGS PER SHARE:
Basic	$0.69	$0.69	$0.45
Diluted	0.69	0.69	0.45

AVERAGE SHARES OUTSTANDING:
Basic	1,910,538	1,941,872	2,057,920
Diluted	1,910,538	1,941,872	2,057,920

See accompanying notes to the consolidated financial statements.

WVS FINANCIAL CORP.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended June 30,
	2016	2015	2014
NET INCOME	$1,325	$1,347	$920

OTHER COMPREHENSIVE INCOME (LOSS)

Investment securities available for sale not other-than-temporarily impaired:
Gains (losses) arising during the year	202	(250)	79
LESS: Income tax effect	69	(85)	27

	133	(165)	52
Gains recognized in earnings	(31)	—	—
LESS: Income tax effect	(11)	—	—

	(20)	—	—
Unrealized holding gains (losses) on investment securities available for sale not other-than-temporarily impaired, net of tax	113	(165)	52

Investment securities held to maturity other-than-temporarily impaired:
Total gains (losses)	—	—	43
Losses recognized in earnings	—	—	(19)

Gains recognized in comprehensive income	—	—	62
LESS: Income tax effect	—	—	21

	—	—	41
Accretion of other comprehensive loss on other-than-temporarily impaired securities held to maturity	166	188	347
LESS: Income tax effect	56	64	118

	110	124	229
Unrealized holding gains on other-than-temporarily impaired securities held to maturity, net of tax	110	124	270

Other comprehensive income (loss)	223	(41)	322

COMPREHENSIVE INCOME	$1,548	$1,306	$1,242

See accompanying notes to the consolidated financial statements.

WVS FINANCIAL CORP.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(In thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings – Substantially Restricted	Accumulated Other Comprehensive Loss	Unallocated ESOP Shares	Total
Balance June 30, 2013	$38	$21,478	$(26,690)	$37,744	$(742)	$—	$31,828
Net income				920			920
Other comprehensive income					322		322
Purchase of treasury stock (955 shares)			(10)				(10)
Increase in Unallocated ESOP shares						(950)	(950)
Expense for stock options vested		7					7
Cash dividends declared ($0.16 per share)				(329)			(329)

Balance June 30, 2014	38	21,485	(26,700)	38,335	(420)	(950)	31,788
Net income				1,347			1,347
Other comprehensive loss					(41)		(41)
Purchase of treasury stock (16,256 shares)			(186)				(186)
Increase in Unallocated ESOP shares						(548)	(548)
Release of ESOP shares						12	12
Cash dividends declared ($0.16 per share)				(329)			(329)

Balance June 30, 2015	38	21,485	(26,886)	39,353	(461)	(1,486)	32,043
Net income				1,325			1,325
Other comprehensive Income					223		223
Purchase of treasury stock (1,590 shares)			(19)				(19)
Increase in Unallocated ESOP shares						(50)	(50)
Release of ESOP shares						52	52
Cash dividends declared ($0.24 per share)				(489)			(489)

Balance June 30, 2016	$38	$21,485	$(26,905)	$40,189	$(238)	$(1,484)	$33,085

See accompanying notes to the consolidated financial statements.

WVS FINANCIAL CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

	Year Ended June 30,
	2016	2015	2014
OPERATING ACTIVITIES
Net income	$1,325	$1,347	$920
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	56	70	(73)
Net impairment loss recognized in earnings	—	—	19
Depreciation	98	91	100
Gain on sale of other real estate owned	—	(5)	—
Investment securities gains	(31)	—	—
Amortization of discounts, premiums, and deferred loan fees, net	2,220	756	1,582
Deferred income taxes	3	9	71
Earnings on bank owned life insurance	(134)	(140)	(136)
Decrease (increase) in accrued interest receivable	(310)	(560)	733
Decrease in accrued interest payable	33	(14)	(40)
Increase (decrease) in deferred director compensation payable	(107)	6	(13)
Other, net	88	86	101

Net cash provided by operating activities	3,241	1,646	3,264

INVESTING ACTIVITIES
Available for sale:
Purchase of investment securities	(72,318)	(54,653)	—
Proceeds from repayments of investment securities	21,137	14,890	47,200
Proceeds from sales of investment securities	6,354	—	—
Held to maturity:
Purchase of investment securities	(9,358)	(56,249)	(12,783)
Purchase of mortgage-backed securities	(6,750)	(21,184)	(98,710)
Proceeds from repayments of investment securities	36,466	41,726	17,182
Proceeds from repayments of mortgage-backed securities	32,191	76,219	23,109
Purchase of bank owned life insurance	—	—	(2,000)
Purchase of certificates of deposit	(100)	(100)	—
Maturities/redemptions of certificates of deposit	100	348	—
Net (increase) decrease in net loans receivable	(18,550)	(16,655)	1,874
Purchase of Federal Home Loan Bank stock	(7,039)	(12,519)	(8,726)
Redemption of Federal Home Loan Bank stock	7,059	12,340	7,968
Acquisition of premises and equipment	(11)	(106)	(101)
Sale of other real estate owned	—	254	—
Other	—	(2)	—

Net cash used for investing activities	(10,819)	(15,689)	(24,987)

FINANCING ACTIVITIES
Net increase (decrease) in deposits	2,350	(3,038)	1,335
Repayments of Federal Home Loan Bank long-term advances	(101,696)	—	(5,000)
Proceeds from Federal Home Loan Bank long-term advances	—	6,109	99,196
Net (decrease) increase in Federal Home Loan Bank short-term advances	106,197	14,204	(73,086)
Purchase of treasury stock	(19)	(186)	(10)
Increase in unallocated ESOP shares	(47)	(504)	(950)
Release of ESOP shares	52	12	—
Cash dividends paid	(489)	(329)	(329)

Net cash provided by financing activities	6,348	16,256	21,156

Increase (decrease) in cash and cash equivalents	(1,230)	2,213	(567)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,573	1,360	1,927

CASH AND CASH EQUIVALENTS AT END OF YEAR	$2,343	$3,573	$1,360

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$1,398	$1,169	$1,397
Taxes	808	668	453
Non-cash items:
Bonds received from issuer exchange offer	1,002	—	—
Mortgage loans transferred to other real estate owned	—	246	—
Educational Improvement Tax Credits	—	33	47
Unfunded security commitments	—	1,969	—
Capitalization of interest on loan to ESOP	3	32	—

See accompanying notes to the consolidated financial statements.

WVS FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

WVS Financial Corp. (“WVS” or the “Company”) is a Pennsylvania-chartered unitary bank holding company which owns 100 percent of the common stock of West View Savings Bank (“West View” or the “Savings Bank”). The operating results of the Company depend primarily upon the operating results of the Savings Bank and, to a lesser extent, income from interest-earning assets such as investment securities.

West View is a Pennsylvania-chartered, FDIC-insured stock savings bank conducting business from six offices in the North Hills suburbs of Pittsburgh. The Savings Bank’s principal sources of revenue originate from its portfolio of residential real estate and commercial mortgage loans as well as income from investment and mortgage-backed securities.

The Company is supervised by the Board of Governors of the Federal Reserve System, while the Savings Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation (“FDIC”) and the Pennsylvania Department of Banking and Securities.

Basis of Presentation

The consolidated financial statements include the accounts of WVS and its wholly owned subsidiary, West View. All intercompany transactions have been eliminated in consolidation. The accounting and reporting policies of WVS and West View conform to U.S. generally accepted accounting principles. The Company’s fiscal year-end for financial reporting is June 30. For regulatory and income tax reporting purposes, WVS reports on a December 31 calendar year basis.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the Consolidated Balance Sheet date and revenues and expenses for that period. Actual results could differ significantly from those estimates.

Investment and Mortgage-Backed Securities

Investment and mortgage-backed securities are classified at the time of purchase as securities held to maturity or securities available for sale based on management’s ability and intent. Investment and mortgage-backed securities acquired with the ability and intent to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount, which are computed using the level-yield method and recognized as adjustments of interest income. Amortization rates for mortgage-backed securities are periodically adjusted to reflect changes in the prepayment speeds of the underlying mortgages. Certain other investment and equity securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available-for-sale securities are reported as a separate component of stockholders’ equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment and mortgage-backed securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank (the “FHLB”) represents ownership in an institution which is wholly owned by other financial institutions. This equity security is accounted for at cost and reported separately on the accompanying Consolidated Balance Sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment and Mortgage-Backed Securities (Continued)

Management systematically evaluates investment securities for other-than-temporary declines in fair value on at least a quarterly basis. This analysis requires management to consider various factors, which include: (1) duration and magnitude of the decline in value; (2) the credit rating of the issuer or issuers; (3) structure of the security; and (4) the Company’s intent to sell the security or whether it’s more likely than not that the Company would be required to sell the security before its anticipated recovery in market value.

The Company retains an independent third party to assist it in the determination of fair values for its private-label collateralized mortgage obligations (“CMOs”). This valuation is meant to be a “Level Three” valuation as defined by ASC Topic 820, Fair Value Measurements and Disclosures. The valuation does not represent the actual terms or prices at which any party could purchase the securities. There is currently no active secondary market for private-label CMOs and there can be no assurance that any secondary market for private-label CMOs will develop. The Company believes that the private-label CMO portfolio had three other than temporary impairments at June 30, 2016.

The Company believes that the data and assumptions used to determine the fair values are reasonable. The fair value calculations reflect relevant facts and market conditions. Events and conditions occurring after the valuation date could have a material effect on the private-label CMO segment’s fair value.

Net Loans Receivable

Net loans receivable are reported at their principal amount, net of the allowance for loan losses and deferred loan fees. Interest on mortgage, consumer, and commercial loans is recognized on the accrual method. The Company’s general policy is to stop accruing interest on loans when, based upon relevant factors, the collection of principal or interest is doubtful, regardless of the contractual status. Interest received on nonaccrual loans is recorded as income or applied against principal according to management’s judgment as to the collectability of such principal.

Loan origination and commitment fees, and all incremental direct loan origination costs, are deferred and recognized over the contractual remaining lives of the related loans on a level-yield basis.

Allowance for Loan Losses

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based on management’s periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to changes in the near term.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses (Continued)

Impaired loans are commercial and commercial real estate loans for which it is probable the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of “impaired loans” is not the same as the definition of “nonaccrual loans,” although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectability, while not classifying the loan as impaired if the loan is not a commercial or commercial real estate loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances surrounding the loan and the borrower, including the length of the delay, the borrower’s prior payment record, and the amount of shortfall in relation to the principal and interest owed.

Real Estate Owned

Real estate owned acquired through foreclosure is carried at the lower of cost or fair value minus estimated costs to sell. Costs relating to development and improvement of the property are capitalized, whereas costs of holding such real estate are expensed as incurred. Valuation allowances for estimated losses are provided when the carrying value of the real estate acquired exceeds the fair value.

Premises and Equipment

Land is carried at cost, while premises and equipment are stated at cost, less accumulated depreciation. Depreciation is principally computed on the straight-line method over the estimated useful lives of the related assets, which range from 3 to 10 years for furniture and equipment and 25 to 50 years for building premises. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease terms, which range from 7 to 15 years. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Income Taxes

Deferred tax assets and liabilities are computed based on the difference between the financial statement and the income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income taxes or benefits are based on the changes in the deferred tax asset or liability from period to period.

The Company files a consolidated federal income tax return. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which such items are expected to be realized or settled. As changes in tax rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Share

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share are calculated by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share are calculated by dividing net income available to common stockholders, adjusted for the effects of any dilutive securities, by the weighted-average number of common shares outstanding, adjusted for the effects of any dilutive securities.

Stock Options

The Company accounts for stock compensation based on the grant-date fair value of all share-based payment awards that are expected to vest, including employee share options to be recognized as employee compensation expense over the requisite service period.

The Company’s 2008 Stock Incentive Plan (the “Plan”) permits the grant of stock options or restricted shares to its directors and employees for up to 152,000 shares (up to 38,000 restricted shares may be issued). Option awards are generally granted with an exercise price equal to the market price of the Company’s stock at the date of grant; those option awards generally vest based on five years of continuous service and have ten-year contractual terms.

During the periods ended June 30, 2016, 2015, and 2014, the Company recorded $0, $0 thousand, and $7 thousand, respectively, in compensation expense related to our share-based compensation awards. As of June 30, 2016, there was no unrecognized compensation cost related to unvested share-based compensation awards granted in fiscal 2009, as all options issued have fully vested.

For purposes of computing results, the Company estimated the fair values of stock options using the Black-Scholes option-pricing model. The model requires the use of subjective assumptions that can materially affect fair value estimates. The fair value of each option is amortized into compensation expense on a straight line basis between the grant date for the option and each vesting date. The fair value of each stock option granted was estimated using the following weighted-average assumptions:

Assumptions
Volatility	7.49%	to	11.63%
Interest Rates	2.59%	to	3.89%
Dividend Yields	3.94%	to	4.02%
Weighted Average Life (in years)	10

The Company had no non-vested stock options outstanding at June 30, 2016, 2015, and 2014, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income (Loss)

The Company is required to present comprehensive income (loss) and its components in a full set of general-purpose financial statements for all periods presented. Other comprehensive income (loss) is composed exclusively of net unrealized holding gains (losses) on its available-for-sale securities portfolio, and the net non-credit component of other-than-temporary impairment on its held-to-maturity private-label CMO portfolio.

Cash Flow Information

Cash and cash equivalents include cash and due from banks and interest-earning demand deposits with original maturities of 90 days or less. Cash flow from loans, deposits, and short-term borrowings are reported net.

Reclassification of Comparative Figures

Certain comparative amounts for prior years have been reclassified to conform to current-year presentations. Such reclassifications did not affect net income or stockholders’ equity.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (a new revenue recognition standard). The Update’s core principle is that a company will recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, this Update specifies the accounting for certain costs to obtain or fulfill a contract with a customer and expands disclosure requirements for revenue recognition. This Update is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company is evaluating the effect of adopting this new accounting Update.

In June 2015, the FASB issued ASU 2015-10, Technical Corrections and Improvements. The amendments in this Update represent changes to clarify the FASB Accounting Standards Codification (“Codification”), correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Transition guidance varies based on the amendments in this Update. The amendments in this Update that require transition guidance are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. All other amendments will be effective upon the issuance of this Update. This Update is not expected to have a significant impact on the Company’s financial statements.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contract with Customers (Topic 606). The amendments in this Update defer the effective date of ASU 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. All other entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. The Company is evaluating the effect of adopting this new accounting Update.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805). The amendments in this Update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this Update require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments in this Update require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. This Update is not expected to have a significant impact on the Company’s financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendments in this Update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The amendments in this Update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. This Update is not expected to have a significant impact on the Company’s financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This Update applies to all entities that hold financial assets or owe financial liabilities and is intended to provide more useful information on the recognition, measurement, presentation, and disclosure of financial instruments. Among other things, this Update (a) requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; (b) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; (c) eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities; (d) eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; (e) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (f) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; (g) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

statements; and (h) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other entities, including not-for-profit entities and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. All entities that are not public business entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The standard requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. A short-term lease is defined as one in which (a) the lease term is 12 months or less and (b) there is not an option to purchase the underlying asset that the lessee is reasonably certain to exercise. For short-term leases, lessees may elect to recognize lease payments over the lease term on a straight-line basis. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within those years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. The amendments should be applied at the beginning of the earliest period presented using a modified retrospective approach with earlier application permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606). The amendments in this Update affect entities with transactions included within the scope of Topic 606, which includes entities that enter into contracts with customers to transfer goods or services (that are an output of the entity’s ordinary activities) in exchange for consideration. The amendments in this Update do not change the core principle of the guidance in Topic 606; they simply clarify the implementation guidance on principal versus agent considerations. The amendments in this Update are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. The amendments in this Update affect the guidance in ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements of Update 2014-09. ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718). The amendments in this Update affect all entities that issue share-based payment awards to their employees. The standards in this Update provide simplification for several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as with equity or liabilities, and classification on the statement of cash flows. Some of the areas for simplification apply only to nonpublic entities. In addition to those simplifications, the amendments eliminate the guidance in Topic

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

718 that was indefinitely deferred shortly after the issuance of FASB Statement No. 123 (revised 2004), Share-Based Payment. This should not result in a change in practice because the guidance that is being superseded was never effective. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for any entity in any interim or annual period. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606). The amendments in this Update affect entities with transactions included within the scope of Topic 606, which includes entities that enter into contracts with customers to transfer goods or services in exchange for consideration. The amendments in this Update do not change the core principle for revenue recognition in Topic 606. Instead, the amendments provide (1) more detailed guidance in a few areas and (2) additional implementation guidance and examples based on feedback the FASB received from its stakeholders. The amendments are expected to reduce the degree of judgment necessary to comply with Topic 606, which the FASB expects will reduce the potential for diversity arising in practice and reduce the cost and complexity of applying the guidance. The amendments in this Update affect the guidance in ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In May 2016, the FASB issued ASU 2016-11, Revenue Recognition (Topic 605) and Derivative and Hedging (Topic 815), which rescinds SEC paragraphs pursuant to two SEC Staff Announcements at the March 3, 2016, Emerging Issues Task Force meeting. This Update did not have a significant impact on the Company’s financial statements.

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606), which among other things clarifies the objective of the collectability criterion in Topic 606, as well as certain narrow aspects of Topic 606. The amendments in this Update affect the guidance in ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year. This Update is not expected to have a significant impact on the Company’s financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which changes the impairment model for most financial assets. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The underlying premise of the ASU is that financial assets measured at amortized cost should be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The allowance for credit losses should reflect management’s current estimate of credit losses that are expected to occur over the remaining life of a financial asset. The income statement will be effected for the measurement of credit losses for newly recognized financial

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2019, and early adoption is permitted for annual and interim periods beginning after December 15, 2018. With certain exceptions, transition to the new requirements will be through a cumulative effect adjustment to opening retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

2.	EARNINGS PER SHARE

The following table sets forth the computation of the weighted-average common shares used to calculate basic and diluted earnings per share.

	2016	2015	2014
Weighted-average common shares issued	3,805,636	3,805,636	3,805,636

Average treasury stock shares	(1,766,468)	(1,755,194)	(1,747,716)

Average unallocated ESOP shares	(128,630)	(108,570)	—

Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	1,910,538	1,941,872	2,057,920

Additional common stock equivalents (stock options) used to calculate diluted earnings per share	—	—	—

Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	1,910,538	1,941,872	2,057,920

There are no convertible securities that would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income is used.

At June 30, 2016, 2015, and 2014, there were 114,519 options with an exercise price of $16.20 which were anti-dilutive.

The unallocated shares controlled by the ESOP are not considered in the weighted average shares outstanding until the shares are committed for allocation to an employee’s individual account.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	INVESTMENT SECURITIES

The amortized cost and fair values of investments are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in Thousands)
2016
AVAILABLE FOR SALE
Corporate debt securities	$96,742	$150	$(40)	$96,852
Foreign debt securities [1]	8,780	5	(2)	8,783
Obligations of states and political subdivisions	2,034	7	—	2,041

Total	$107,556	$162	$(42)	$107,676

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in Thousands)
2016
HELD TO MATURITY
U.S. government agency securities	$625	$5	$—	$630
Corporate debt securities	3,543	228	—	3,771
Obligations of states and political subdivisions	5,355	234	—	5,589

Total	$9,523	$467	$—	$9,990

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in Thousands)
2015
AVAILABLE FOR SALE
Corporate debt securities	$60,968	$63	$(93)	$60,938
Foreign debt securities [1]	5,298	—	(17)	5,281
Obligations of states and political subdivisions	702	—	(5)	697

Total	$66,968	$63	$(115)	$66,916

[1]	U.S. dollar-denominated investment-grade corporate bonds of large foreign corporate issuers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	INVESTMENT SECURITIES (Continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in Thousands)
2015
HELD TO MATURITY
U.S. government agency securities	$27,395	$5	$(94)	$27,306
Corporate debt securities	3,868	371	—	4,239
Obligations of states and political subdivisions	5,355	79	—	5,434

Total	$36,618	$455	$(94)	$36,979

In fiscal years 2016, 2015, and 2014, the Company recorded gross realized investment security gains of $31 thousand, $0, and $0, respectively, and there were no gross losses for any period. Proceeds from sales of investment securities during fiscal 2016, 2015, and 2014 were $6.4 million, $0, and $0, respectively.

The amortized cost and fair values of investment securities at June 30, 2016, by contractual maturity, are shown below. Expected maturities may differ from the contractual maturities because issuers may have the right to call securities prior to their final maturities.

	Due in one year or less	Due after one through two years	Due after two through three years	Due after three through five years	Due after five through ten years	Due after ten years	Total
	(Dollars in Thousands)
AVAILABLE FOR SALE
Amortized cost	$91,141	$14,090	$—	$2,325	$—	$—	$107,556
Fair value	91,248	14,106	—	2,322	—	—	107,676
Weighted average yield	1.63%	1.74%	—%	1.57%	—%	—%	1.64%

HELD TO MATURITY
Amortized cost	$525	$2,784	$1,594	$1,250	$2,745	$625	$9,523
Fair value	528	2,899	1,718	1,296	2,919	630	9,990
Weighted average yield	6.20%	4.84%	4.87%	2.76%	3.34%	2.50%	4.06%

At June 30, 2016, investment securities with amortized costs of $3.5 million, and fair values of $3.7 million, were pledged to secure borrowings with the Federal Home Loan Bank. At June 30, 2015, no investment securities were pledged to secure public deposits, repurchase agreements or borrowings with the Federal Home Loan Bank.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.	MORTGAGE-BACKED SECURITIES

Mortgage-backed securities (“MBS”) include mortgage pass-through certificates (“PCs”) and collateralized mortgage obligations (“CMOs”). With a pass-through security, investors own an undivided interest in the pool of mortgages that collateralize the PCs. Principal and interest are passed through to the investor as they are generated by the mortgages underlying the pool. PCs and CMOs may be insured or guaranteed by Freddie Mac (“FHLMC”), Fannie Mae (“FNMA”), and the Government National Mortgage Association (“GNMA”). CMOs may also be privately issued with varying degrees of credit enhancements. A CMO reallocates mortgage pool cash flow to a series of bonds (called traunches) with varying stated maturities, estimated average lives, coupon rates, and prepayment characteristics.

The Company’s CMO portfolio is comprised of two segments: CMOs backed by U.S. Government Agencies (“Agency CMOs”) and CMOs backed by single-family whole loans not guaranteed by a U.S. Government Agency (“Private-Label CMOs”).

At June 30, 2016, the Company’s Agency CMOs totaled $136.0 million as compared to $160.6 million at June 30, 2015. The Company’s private-label CMOs totaled $1.5 million at June 30, 2016 as compared to $2.0 million at June 30, 2015. The $25.2 million decrease in the CMO segment of our MBS portfolio was primarily due to repayments on our U.S. Government agency CMO portfolio totaling $31.5 million, and $731 thousand in repayments on our private-label CMOs, which were partially offset by purchases of U.S. Government Agency CMOs totaling $6.8 million, and $166 thousand in amortization of non-credit unrealized holding losses on private-label CMOs with other-than-temporary impairment. At June 30, 2016, approximately $137.4 million or 100.0% (book value) of the Company’s MBS portfolio, including CMOs, were comprised of adjustable or floating rate investments, as compared to $162.6 million or 100.0% at June 30, 2015. Substantially all of the Company’s floating rate MBS adjust monthly based upon changes in the one month LIBOR. The Company has no investment in multi-family or commercial real estate based MBS.

Due to prepayments of the underlying loans, and the prepayment characteristics of the CMO traunches, the actual maturities of the Company’s MBS are expected to be substantially less than the scheduled maturities.

The Company retains an independent third party to assist it in the determination of a fair value for three of its private-label CMOs. This valuation is meant to be a “Level Three” valuation as defined by ASC Topic 820, Fair Value Measurements and Disclosures. The valuation does not represent the actual terms or prices at which any party could purchase the securities. There is currently no active secondary market for private-label CMOs and there can be no assurance that any secondary market for private-label CMOs will develop. The private-label CMO portfolio had three previously recorded other-than-temporary impairments (“OTTI”) at June 30, 2016. During the fiscal year ending June 30, 2016, the Company reversed $166 thousand of non-credit unrealized holding losses on three of its private-label CMOs with OTTI due to principal repayments. During the twelve months ended June 30, 2016, the Company recorded no additional credit impairment charges on its private-label CMO portfolio.

The Company believes that the data and assumptions used to determine the fair values are reasonable. The fair value calculations reflect relevant facts and market conditions. Events and conditions occurring after the valuation date could have a material effect on the private-label CMO segment’s fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.	MORTGAGE-BACKED SECURITIES (Continued)

The amortized cost and fair values of mortgage-backed securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in Thousands)
2016
HELD TO MATURITY

Collateralized mortgage obligations:
Agency	$135,957	$932	$(913)	$135,976
Private-label	1,459	244	—	1,703

Total	$137,416	$1,176	$(913)	$137,679

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in Thousands)
2015
HELD TO MATURITY

Collateralized mortgage obligations:
Agency	$160,614	$1,130	$(909)	$160,835
Private-label	2,025	405	—	2,430

Total	$162,639	$1,535	$(909)	$163,265

The amortized cost and fair value of mortgage-backed securities at June 30, 2016, by contractual maturity, are shown below. Expected maturities may differ from the contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Due in one year or less	Due after one through five years	Due after five through ten years	Due after ten years	Total
	(Dollars in Thousands)
HELD TO MATURITY
Amortized cost	$—	$—	$344	$137,072	$137,416
Fair value	—	—	354	137,325	137,679
Weighted average yield	—%	—%	1.87%	1.56%	1.56%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.	MORTGAGE-BACKED SECURITIES (Continued)

At June 30, 2016, mortgage-backed securities with amortized costs of $127.6 million and fair values of $127.6 million were pledged to secure public deposits and borrowings with the Federal Home Loan Bank. Of the securities pledged, $16.7 million of fair value was excess collateral. Excess collateral is maintained to support future borrowings and may be withdrawn by the Company at any time. At June 30, 2015 mortgage-backed securities with an amortized cost of $144.1 million and fair values of $144.2 million, were pledged to secure borrowings with the Federal Home Loan Bank and public deposits. Of the securities pledged, $6.7 million of fair value was excess collateral.

5.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following tables present the changes in accumulated other comprehensive income (loss) by component for the three years ended June 30, 2016, 2015, and 2014.

	Unrealized Gains and Losses on Available- for-sale Securities	Unrealized Gains and Losses on Held-to- maturity Securities	Total
	(Dollars in Thousands – net of tax)
Balance – June 30, 2013	$78	$(820)	$(742)

Other comprehensive income before reclassifications	52	229	281
Amounts reclassified from accumulated other comprehensive income	—	41	41

Net current-period other comprehensive income	52	270	322

Balance – June 30, 2014	130	(550)	(420)

Other comprehensive income (loss), before reclassifications	(165)	124	(41)
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	—

Net current-period other comprehensive income (loss)	(165)	124	(41)

Balance – June 30, 2015	(35)	(426)	(461)

Other comprehensive income (loss), before reclassifications	133	110	243
Amounts reclassified from accumulated other comprehensive income (loss)	(20)	—	20

Net current-period other comprehensive income (loss)	113	110	223

Balance – June 30, 2016	$78	$(316)	$(238)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	ACCUMULATED OTHER COMPREHENSIVE LOSS (Continued)

The following table presents the amounts reclassified out of accumulated other comprehensive loss.

	Amount Reclassified from Accumulated Other Comprehensive Income
Details About Accumulated Other Comprehensive Income (Loss) Components:	2016	2015	2014	Affected Line Item in the Statement Where Net Income is Presented
	(Dollars in Thousands)

Unrealized gains and losses on available-for-sale securities	$(31)	$—	$—	Investment security gains

	(31)	—	—	Total before tax
	(11)	—	—	Income tax expense

	(20)	—	—	Net of tax

Unrealized gains and losses on held-to-maturity securities	—	—	62	Gains recognized in comprehensive income (loss)

	—	—	62	Total before tax
	—	—	21	Income tax expense

	—	—	41	Net of tax

Total reclassifications for the period	$(20)	$—	$41	Net of tax

6.	UNREALIZED LOSSES ON SECURITIES

The following tables show the Company’s gross unrealized losses and fair value, aggregated by category and length of time that the individual securities have been in a continuous unrealized loss position, at June 30, 2016 and 2015.

	2016
	Less Than Six Months		Six through Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses	Value	Losses
	(Dollars in Thousands)
Corporate debt securities	$15,986	$(18)	$3,327	$(9)	$6,243	$(13)	$25,556	$(40)
Foreign Debt Securities [1]	4,646	(2)	—	—	—	—	4,646	(2)
Collateralized mortgage obligations:
Agency	—	—	17,862	(136)	31,769	(777)	49,631	(913)

Total	$20,632	$(20)	$21,189	$(145)	$38,012	$(790)	$79,833	$(955)

[1]	U.S. dollar-denominated investment-grade corporate bonds of large foreign corporate issuers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.	UNREALIZED LOSSES ON SECURITIES (Continued)

	2015
	Less Than Six Months		Six through Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses	Value	Losses
	(Dollars in Thousands)
Corporate debt securities	$28,284	$(88)	$1,285	$(5)	$—	$—	$29,569	$(93)
Foreign Debt Securities [1]	4,780	(16)	501	(1)	—	—	5,281	(17)
U.S. government agency securities	21,318	(94)	—	—	—	—	21,318	(94)
Obligations of states and political subdivisions	697	(5)	—	—	—	—	697	(5)
Collateralized mortgage obligations:
Agency	22,504	(121)	21,243	(663)	16,092	(125)	59,839	(909)

Total	$77,583	$(324)	$23,029	$(669)	$16,092	$(125)	$116,704	$(1,118)

For debt securities, impairment is considered to be other than temporary if an entity (1) intends to sell the security, (2) more likely than not will be required to sell the security before recovering its amortized cost basis, or (3) does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell the security). In addition, impairment is considered to be other than temporary if the present value of cash flows expected to be collected from the debt security is less than the amortized cost basis of the security (any such shortfall is referred to as a credit loss).

The Company evaluates outstanding available-for-sale and held-to-maturity securities in an unrealized loss position (i.e., impaired securities) for OTTI on a quarterly basis. In doing so, the Company considers many factors including, but not limited to: the credit ratings assigned to the securities by the Nationally Recognized Statistical Rating Organizations (“NRSROs”); other indicators of the credit quality of the issuer; the strength of the provider of any guarantees; the length of time and extent that fair value has been less than amortized cost; and whether the Company has the intent to sell the security or more likely than not will be required to sell the security before its anticipated recovery. In the case of its private-label residential MBS, the Company also considers prepayment speeds, the historical and projected performance of the underlying loans and the credit support provided by the subordinate securities. These evaluations are inherently subjective and consider a number of quantitative and qualitative factors.

The following table presents a roll-forward of the credit loss component of the amortized cost of mortgage-backed securities that we have written down for OTTI and the credit component of the loss that is recognized in earnings. OTTI recognized in earnings for credit impaired mortgage-backed securities is presented as additions in two components based upon whether the current period is the first time the mortgage-backed security was credit-impaired (initial credit impairment) or is not the first time the mortgage-backed security was credit impaired (subsequent credit impairments). The credit loss component is reduced if we sell, intend to sell or believe that we will be required to sell previously credit-impaired mortgage-backed securities. Additionally, the credit loss component is reduced if we receive cash flows in excess of what we expected to receive over the remaining life of the credit impaired mortgage-backed securities, the security matures or is fully written down. In June 2016, the Company received a settlement from Bank of America with regards to its credit impaired mortgage-backed securities totaling $80 thousand. This settlement was applied to the credit loss component, increasing the credit loss component.

[1]	U.S. dollar-denominated investment-grade corporate bonds of large foreign corporate issuers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.	UNREALIZED LOSSES ON SECURITIES (Continued)

Changes in the credit loss component of credit impaired mortgage-backed securities were as follows for the twelve month periods ended June 30, 2016 and 2015:

	Twelve Months Ended
	June 30,
	2016	2015
	(Dollars in Thousands)
Beginning balance	$248	$302
Initial credit impairment	—	—
Subsequent credit impairment	—	—
Reductions for amounts recognized in earnings due to intent or requirement to sell	—	—
Reductions for securities sold	—	—
Reduction for actual realized losses	(29)	(54)
Reduction for increase in cash flows expected to be collected	—	—
Bank of America settlement	80	—

Ending Balance	$299	$248

During the twelve months ended June 30, 2016, the Company recorded no credit impairment charge, and no non-credit unrealized holding loss to accumulated other comprehensive loss. The Company was able to accrete back into other comprehensive income $110 thousand (net of income tax effect of $56 thousand), based on principal repayments on private-label CMOs previously identified with OTTI.

In the case of its private-label residential CMOs that exhibit adverse risk characteristics, the Company employs models to determine the cash flows that it is likely to collect from the securities. These models consider borrower characteristics and the particular attributes of the loans underlying the securities, in conjunction with assumptions about future changes in home prices and interest rates, to predict the likelihood a loan will default and the impact on default frequency, loss severity and remaining credit enhancement. A significant input to these models is the forecast of future housing price changes for the relevant states and metropolitan statistical areas, which are based upon an assessment of the various housing markets. In general, since the ultimate receipt of contractual payments on these securities will depend upon the credit and prepayment performance of the underlying loans and, if needed, the credit enhancements for the senior securities owned by the Company, the Company uses these models to assess whether the credit enhancement associated with each security is sufficient to protect against likely losses of principal and interest on the underlying mortgage loans. The development of the modeling assumptions requires significant judgment.

In conjunction with our adoption of ASC Topic 820 effective June 30, 2009, the Company retained an independent third party to assist it with assessing its investments within the private-label CMO portfolio. The independent third party utilized certain assumptions for producing the cash flow analyses used in the OTTI assessment. Key assumptions would include interest rates, expected market participant spreads and discount rates, housing prices, projected future delinquency levels and assumed loss rates on any liquidated collateral.

The Company reviewed the independent third party’s assumptions used in the June 30, 2016 OTTI process. Based on the results of this review, the Company deemed the independent third party’s assumptions to be reasonable and adopted them. However, different assumptions could produce

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.	UNREALIZED LOSSES ON SECURITIES (Continued)

materially different results, which could impact the Company’s conclusions as to whether an impairment is considered other-than-temporary and the magnitude of the credit loss. Management believes that no additional private-label CMOs in the portfolio had an other-than-temporary impairment at June 30, 2016, keeping the total at three private-label CMOs with OTTI at June 30, 2016.

If the Company intends to sell an impaired debt security, or more likely than not will be required to sell the security before recovery of its amortized cost basis, the impairment is other-than-temporary and is recognized currently in earnings in an amount equal to the entire difference between fair value and amortized cost. The Company does not anticipate selling its private-label CMO portfolio, nor does Management believe that the Company will be required to sell these securities before recovery of this amortized cost basis.

In instances in which the Company determines that a credit loss exists but the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before the anticipated recovery of its remaining amortized cost basis, the OTTI is separated into (1) the amount of the total impairment related to the credit loss and (2) the amount of the total impairment related to all other factors (i.e., the noncredit portion). The amount of the total OTTI related to the credit loss is recognized in earnings and the amount of the total OTTI related to all other factors is recognized in accumulated other comprehensive loss. The total OTTI is presented in the Consolidated Statement of Income with an offset for the amount of the total OTTI that is recognized in accumulated other comprehensive loss. Absent the intent or requirement to sell a security, if a credit loss does not exist, any impairment is considered to be temporary.

Regardless of whether an OTTI is recognized in its entirety in earnings or if the credit portion is recognized in earnings and the noncredit portion is recognized in other comprehensive income (loss), the estimation of fair values has a significant impact on the amount(s) of any impairment that is recorded.

The noncredit portion of any OTTI losses on securities classified as available-for-sale is adjusted to fair value with an offsetting adjustment to the carrying value of the security. The fair value adjustment could increase or decrease the carrying value of the security. All of the Company’s private-label CMOs were originally, and continue to be classified, as held to maturity.

In periods subsequent to the recognition of an OTTI loss, the other-than-temporarily impaired debt security is accounted for as if it had been purchased on the measurement date of the OTTI at an amount equal to the previous amortized cost basis less the credit-related OTTI recognized in earnings. For debt securities for which credit-related OTTI is recognized in earnings, the difference between the new cost basis and the cash flows expected to be collected is accreted into interest income over the remaining life of the security in a prospective manner based on the amount and timing of future estimated cash flows.

The Company had investments in 33 positions that were temporarily impaired at June 30, 2016. Based on its analysis, management has concluded that three private-label CMOs were other-than-temporarily impaired, while the remaining securities portfolio has experienced unrealized losses and a decrease in fair value due to interest rate volatility, illiquidity in the marketplace, or credit deterioration in the U.S. mortgage markets.

7.	NET LOANS RECEIVABLE

The Company’s primary business activity is with customers located within its local market area of Northern Allegheny and Southern Butler counties within the state of Pennsylvania. The Company has concentrated its lending efforts by granting residential and construction mortgage loans to customers throughout its immediate trade area. The Company also selectively funds and participates in commercial and residential mortgage loans outside of its immediate trade area, provided such loans meet the Company’s credit policy

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	NET LOANS RECEIVABLE (Continued)

guidelines. At June 30, 2016 and 2015, the Company had approximately $5.4 million and $3.7 million, respectively, of outstanding loans for land development and construction in the local trade area. Although the Company had a diversified loan portfolio at June 30, 2016 and 2015, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

Certain officers, directors, and their associates were customers of, and had transactions with, the Company in the ordinary course of business. There were no loans for those directors, executive officers, and their associates with aggregate loan balances outstanding of at least $60 thousand during the fiscal years ended June 30, 2016 and 2015.

The following table summarizes the primary segments of the loan portfolio as of June 30, 2016 and June 30, 2015.

	June 30, 2016			June 30, 2015
	Total Loans	Individually evaluated for impairment	Collectively evaluated for impairment	Total Loans	Individually evaluated for impairment	Collectively evaluated for impairment
	(Dollars in Thousands)
First mortgage loans:
1 – 4 family dwellings	$49,411	$—	$49,411	$28,620	$—	$28,620
Construction	4,783	—	4,783	3,032	—	3,032
Land acquisition & development	666	—	666	653	—	653
Multi-family dwellings	3,961	—	3,961	6,084	—	6,084
Commercial	1,592	—	1,592	3,395	49	3,346

Consumer Loans
Home equity	802	—	802	1,175	—	1,175
Home equity lines of credit	1,900	—	1,900	1,917	—	1,917
Other	150	—	150	211	—	211

Commercial Loans	1,456	—	1,456	1,251	—	1,251

Obligations (other than securities and leases) of states and political subdivisions	—	—	—	—	—	—

	$64,721	$—	$64,721	$46,338	$49	$46,289

Less: Deferred loan costs	312			129
Allowance for loan losses	(360)			(304)

Total	$64,673			$46,163

Impaired loans are loans for which it is probable the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The following loan categories are collectively evaluated for impairment. First mortgage loans: 1 – 4 family dwellings and all consumer loan categories (home equity, home equity lines of credit, and other). The following loan categories are individually evaluated for impairment. First mortgage loans: construction, land acquisition and development, multi-family dwellings, and commercial. The Company evaluates commercial loans not secured by real property individually for impairment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	NET LOANS RECEIVABLE (Continued)

The following table is a summary of the loans considered to be impaired as of June 30, 2016 and June 30, 2015, and the related interest income recognized for the twelve months ended June 30, 2016 and June 30, 2015:

	June 30, 2016	June 30, 2015
	(Dollars in Thousands)
Impaired loans with an allocated allowance:
Home equity lines of credit	$—	$—

Impaired loans without an allocated allowance:
Commercial real estate loans	—	49
Home equity lines of credit	—	—

Total impaired loans	$—	$49

Allocated allowance on impaired loans:
Commercial real estate loans	$—	$—
Home equity lines of credit	—	—

Total	$—	$—

Average impaired loans:
Construction loans	$—	$—
Land acquisition & development loans	—	—
Commercial real estate loans	12	49
Home equity lines of credit	—	107

Total	$12	$156

Income recognized on impaired loans:
Construction loans	$—	$—
Land acquisition & development loans	—	—
Commercial real estate loans	1	3
Home equity lines of credit	—	5

Total	$1	$8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	NET LOANS RECEIVABLE (Continued)

Total nonaccrual loans as of June 30, 2016 and June 30, 2015 and the related interest income recognized for the twelve months ended June 30, 2016 and June 30, 2015 are as follows:

	June 30, 2016	June 30, 2015
	(Dollars in Thousands)
Principal outstanding:
1 – 4 family dwellings	$254	$260
Construction	—	—
Land acquisition & development	—	—
Commercial real estate	—	49
Home equity lines of credit	—	—

Total	$254	$309

Average nonaccrual loans:
1 – 4 family dwellings	$257	$289
Construction	—	—
Land acquisition & development	—	—
Commercial real estate	12	49
Home equity lines of credit	—	107

Total	$269	$445

Income that would have been recognized	$17	$25

Interest income recognized	$24	$32

Interest income foregone	$—	$1

The Company’s loan portfolio also includes troubled debt restructurings (TDRs), where economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. These concessions typically result from the Company’s loss mitigation activities and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. Certain TDRs are classified as nonperforming at the time of restructure and may only be returned to performing status after considering the borrower’s sustained repayment performance for a reasonable period, generally six months.

During fiscal 2016, there were no loans modified and considered a trouble debt restructuring. At June 30, 2016, there were no previously modified TDRs in default. One previously modified TDR, secured by commercial real estate, was paid off in full during fiscal 2016.

The following table includes the recorded investment and number of TDRs for the fiscal year ended June 30, 2015. The Company reports the recorded investment in the loans prior to a restructuring and also the recorded investment in the loans after the loans were restructured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	NET LOANS RECEIVABLE (Continued)

	June 30, 2015
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
	(Dollars in Thousands)
Troubled debt restructurings:
Commercial real estate loans	1	$49	$49

Troubled debt restructurings that subsequently defaulted:
Commercial real estate loans	—	$—	$—

During fiscal 2015, one loan secured by commercial real estate was modified twice by reducing its required payment for a nine month period, then again for an additional twenty-four month period. At June 30, 2015, there were no previously modified TDRs in default.

When the Company modifies a loan, management evaluates any possible impairment based on the present value of expected future cash flows, discounted at the contractual interest rate of the original loan agreement, except when the sole (remaining) source of repayment for the loan is the operation or liquidation of the collateral. In these cases, management uses the current fair value of the collateral, less selling costs, instead of discounted cash flows. If management determines that the value of the modified loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), impairment is recognized by segment or class of loan, as applicable, through an allowance estimate or a charge-off to the allowance. Segment and class status is determined by the loan’s classification at origination.

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance account. Subsequent recoveries, if any, are credited to the allowance. The allowance is maintained at a level believed adequate by management to absorb estimated potential loan losses. Management’s determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio considering past experience, current economic conditions, composition of the loan portfolio and other relevant factors. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant change.

Effective December 13, 2006, the FDIC, in conjunction with the other federal banking agencies adopted a Revised Interagency Policy Statement on the Allowance for Loan and Lease Losses (“ALLL”). The revised policy statement revised and replaced the banking agencies’ 1993 policy statement on the ALLL. The revised policy statement provides that an institution must maintain an ALLL at a level that is appropriate to cover estimated credit losses on individually evaluated loans determined to be impaired, as well as estimated credit losses inherent in the remainder of the loan and lease portfolio. The banking

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	NET LOANS RECEIVABLE (Continued)

agencies also revised the policy to ensure consistency with generally accepted accounting principles (“GAAP”). The revised policy statement updates the previous guidance that describes the responsibilities of the board of directors, management, and bank examiners regarding the ALLL, factors to be considered in the estimation of the ALLL, and the objectives and elements of an effective loan review system.

Federal regulations require that each insured savings institution classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, federal examiners have authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: “substandard”, “doubtful” and “loss”. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. Another category designated “asset watch” is also utilized by the Bank for assets which do not currently expose an insured institution to a sufficient degree of risk to warrant classification as substandard, doubtful or loss. Assets classified as substandard or doubtful require the institution to establish general allowances for loan losses. If an asset or portion thereof is classified as loss, the insured institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss, or charge-off such amount. General loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution’s regulatory capital, while specific valuation allowances for loan losses do not qualify as regulatory capital.

The Company’s general policy is to internally classify its assets on a regular basis and establish prudent general valuation allowances that are adequate to absorb losses that have not been identified but that are inherent in the loan portfolio. The Company maintains general valuation allowances that it believes are adequate to absorb losses in its loan portfolio that are not clearly attributable to specific loans. The Company’s general valuation allowances are within the following general ranges: (1) 0% to 5% of assets subject to special mention; (2) 5.00% to 100% of assets classified substandard; and (3) 50% to 100% of assets classified doubtful. Any loan classified as loss is charged-off. To further monitor and assess the risk characteristics of the loan portfolio, loan delinquencies are reviewed to consider any developing problem loans. Based upon the procedures in place, considering the Company’s past charge-offs and recoveries and assessing the current risk elements in the portfolio, management believes the allowance for loan losses at June 30, 2016, is adequate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	NET LOANS RECEIVABLE (Continued)

The following tables present the classes of the loan portfolio summarized by the aging categories of performing loans and nonaccrual loans as of June 30, 2016 and 2015:

	Current	30 – 59 Days Past Due	60 – 89 Days Past Due	90 Days + Past Due Accruing	90 Days + Past Due Non-accrual	Total Past Due	Total Loans
	(Dollars in Thousands)
June 30, 2016
First mortgage loans:
1 – 4 family dwellings	$49,157	$—	$—	$—	$254	$254	$49,411
Construction	4,783	—	—	—	—	—	4,783
Land acquisition & development	666	—	—	—	—	—	666
Multi-family dwellings	3,961	—	—	—	—	—	3,961
Commercial	1,592	—	—	—	—	—	1,592

Consumer Loans
Home equity	802	—	—	—	—	—	802
Home equity lines of credit	1,900	—	—	—	—	—	1,900
Other	150	—	—	—	—	—	150

Commercial Loans	1,456	—	—	—	—	—	1,456

Obligations (other than securities and leases) of states and political subdivisions	—	—	—	—	—	—	—

	$64,467	$—	$—	$—	$254	$254	64,721

Deferred loan costs							312
Allowance for loan losses							(360)

Net Loans Receivable							$64,673

	Current	30 – 59 Days Past Due	60 – 89 Days Past Due	90 Days + Past Due Accruing	90 Days + Past Due Non-accrual	Total Past Due	Total Loans
	(Dollars in Thousands)
June 30, 2015
First mortgage loans:
1 – 4 family dwellings	$28,327	$—	$33	$—	$260	$293	$28,620
Construction	3,032	—	—	—	—	—	3,032
Land acquisition & development	653	—	—	—	—	—	653
Multi-family dwellings	6,084	—	—	—	—	—	6,084
Commercial	3,335	11	—	—	49	60	3,395

Consumer Loans
Home equity	1,175	—	—	—	—	—	1,175
Home equity lines of credit	1,917	—	—	—	—	—	1,917
Other	211	—	—	—	—	—	211

Commercial Loans	1,251	—	—	—	—	—	1,251

Obligations (other than securities and leases) of states and political subdivisions	—	—	—	—	—	—	—

	$45,985	$11	$33	$—	$309	$353	46,338

Deferred loan costs							129
Allowance for loan losses							(304)

Net Loans Receivable							$46,163

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	NET LOANS RECEIVABLE (Continued)

Credit Quality Information

The following tables represent credit exposure by internally assigned grades for the fiscal years ended June 30, 2016 and 2015. The grading system analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements as scheduled or not at all. The Company’s internal credit risk grading system is based on experiences with similarly graded loans.

The Company’s internally assigned grades are as follows:

Pass – loans which are protected by the current net worth and paying capacity of the obligor or by the value of the underlying collateral.

Special Mention – loans where a potential weakness or risk exists, which could cause a more serious problem if not corrected.

Substandard – loans that have a well-defined weakness based on objective evidence and can be characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful – loans classified as doubtful have all the weaknesses inherent in a substandard loan. In addition, these weaknesses make collection or liquidation in full highly questionable and improbable, based on existing circumstances.

Loss – loans classified as loss are considered uncollectible, or of such value that continuance as a loan is not warranted.

The primary credit quality indicator used by management in the 1 – 4 family and consumer loan portfolios is the performance status of the loans. Payment activity is reviewed by Management on a monthly basis to determine how loans are performing. Loans are considered to be non-performing when they become 90 days delinquent, have a history of delinquency, or have other inherent characteristics which Management deems to be weaknesses.

The following tables presents the Company’s internally classified construction, land acquisition and development, multi-family residential, commercial real estate and commercial (not secured by real estate) loans at June 30, 2016 and 2015.

	June 30, 2016
	Construction	Land Acquisition & Development Loans	Multi-family Residential	Commercial Real Estate	Commercial	Obligations (other than securities and leases) of States and Political Subdivisions
	(Dollars in Thousands)
Pass	$4,783	$666	$3,961	$1,592	$1,456	$—
Special Mention	—	—	—	—	—	—
Substandard	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—

Ending Balance	$4,783	$666	$3,961	$1,592	$1,456	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	NET LOANS RECEIVABLE (Continued)

Credit Quality Information (Continued)

	June 30, 2015
	Construction	Land Acquisition & Development Loans	Multi-family Residential	Commercial Real Estate	Commercial	Obligations (other than securities and leases) of States and Political Subdivisions
	(Dollars in Thousands)
Pass	$3,032	$445	$6,084	$3,346	$1,251	$—
Special Mention	—	—	—	—	—	—
Substandard	—	208	—	49	—	—
Doubtful	—	—	—	—	—	—

Ending Balance	$3,032	$653	$6,084	$3,395	$1,251	$—

The following table presents performing and non-performing 1 – 4 family residential and consumer loans based on payment activity for the periods ended June 30, 2016 and June 30, 2015.

	June 30, 2016
	1 – 4 Family	Consumer
	(Dollars in Thousands)
Performing	$49,157	$2,852
Non-performing	254	—

Total	$49,411	$2,852

	June 30, 2015
	1 – 4 Family	Consumer
	(Dollars in Thousands)
Performing	$28,360	$3,303
Non-performing	260	—

Total	$28,620	$3,303

8.	ALLOWANCE FOR LOAN LOSSES

The Company determines its allowance for loan losses in accordance with generally accepted accounting principles. The Company uses a systematic methodology as required by Financial Reporting Release No. 28 and the various Federal Financial Institutions Examination Council guidelines. The Company also endeavors to adhere to SEC Staff Accounting Bulletin No. 102 in connection with loan loss allowance methodology and documentation issues.

Our methodology used to determine the allocated portion of the allowance is as follows. For groups of homogenous loans, we apply a loss rate to the groups’ aggregate balance. Our group loss rate reflects our historical loss experience. We may adjust these group rates to compensate for changes in environmental

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	ALLOWANCE FOR LOAN LOSSES (Continued)

factors; but our adjustments have not been frequent due to a relatively stable charge-off experience. The Company also monitors industry loss experience on similar loan portfolio segments. We then identify loans for individual evaluation under ASC Topic 310. If the individually identified loans are performing, we apply a segment specific loss rate adjusted for relevant environmental factors, if necessary, for those loans reviewed individually and considered individually impaired, we use one of the three methods for measuring impairment mandated by ASC Topic 310. Generally the fair value of collateral is used since our impaired loans are generally real estate based. In connection with the fair value of collateral measurement, the Company generally uses an independent appraisal and determines costs to sell. The Company’s appraisals for commercial income based loans, such as multi-family and commercial real estate loans, assess value based upon the operating cash flows of the business as opposed to merely “as built” values. The Company then validates the reasonableness of our calculated allowances by: (1) reviewing trends in loan volume, delinquencies, restructurings and concentrations; (2) reviewing prior period (historical) charge-offs and recoveries; and (3) presenting the results of this process, quarterly, to the Asset Classification Committee and the Savings Bank’s Board of Directors. We then tabulate, format and summarize the current loan loss allowance balance for financial and regulatory reporting purposes.

The Company had no unallocated loss allowance balance at June 30, 2016 and 2015.

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based on management’s periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to changes in the near term.

The following is a summary of the changes in the allowance for loan losses:

	2016	2015	2014
	(Dollars in Thousands)
Balance, July 1	$304	$234	$307
Add:
Provision for loan losses	56	70	(73)
Less:
Loans charged off	—	—	—

Balance, June 30	$360	$304	$234

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	ALLOWANCE FOR LOAN LOSSES (Continued)

The following tables summarize the primary segments of the allowance for loan losses (“ALLL”), segregated into the amount required for loans individually evaluated for impairment and the amount required for loans collectively evaluated for impairment as of June 30, 2016 and June 30, 2015. Activity in the allowance is presented for the fiscal years ended June 30, 2016 and 2015.

	As of June 30, 2016
	First Mortgage Loans
	1 – 4 Family	Construction	Land Acquisition & Development	Multi- family	Commercial	Consumer Loans	Commercial Loans	Total
	(Dollars in Thousands)
Beginning ALLL Balance at June 30, 2015	$125	$63	$9	$30	$34	$37	$6	$304
Charge-offs	—	—	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—	—	—
Provisions	97	(6)	(2)	(8)	(18)	(8)	1	56

Ending ALLL Balance at June 30, 2016	$222	$57	$7	$22	$16	$29	$7	$360

Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	222	57	7	22	16	29	7	360

	$222	$57	$7	$22	$16	$29	$7	$360

	As of June 30, 2015
	First Mortgage Loans
	1 – 4 Family	Construction	Land Acquisition & Development	Multi- family	Commercial	Consumer Loans	Commercial Loans	Total
	(Dollars in Thousands)
Beginning ALLL Balance at June 30, 2014	$103	$14	$5	$12	$45	$47	$8	$234
Charge-offs	—	—	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—	—	—
Provisions	22	49	4	18	(11)	(10)	(2)	70

Ending ALLL Balance at June 30, 2015	$125	$63	$9	$30	$34	$37	$6	$304

Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	125	63	9	30	34	37	6	304

	$125	$63	$9	$30	$34	$37	$6	$304

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	ALLOWANCE FOR LOAN LOSSES (Continued)

During the fiscal year ended June 30, 2016, the ALLL associated with 1-4 family, and commercial loans increased $97 thousand, and $1 thousand, respectively, while the ALLL associated with commercial real estate, multi-family, consumer, construction, and land acquisition and development loans decreased $18 thousand, $8 thousand, $8 thousand, $6 thousand and $2 thousand, respectively. The increase in the ALLL associated with 1-4 family loans was primarily due to increases in the reserve factor associated with, and increased balances of 1-4 family loans primarily from volume growth. The increase in the ALLL associated with commercial loans was primarily attributable to higher balances of commercial loans. The decreases in the ALLL associated with commercial real estate, consumer, construction, and land acquisition and development loans were primarily due to decreased balances in these segments, while the decrease in the ALLL associated with multi-family loans was primarily due to decreases in the balances of multi-family loans, which was partially offset by an increase in the reserve factor associated with multi-family loans.

During the fiscal year ended June 30, 2015, the ALLL associated with construction loan portfolio, multi-family, and land acquisition and development loans increased by $49 thousand, $18 thousand, and $4 thousand, respectively. The primary reason for the increases in the ALLL associated with these segments was the increases in associated loan balances. The ALLL for consumer loans decreased primarily due to the payoff of one non-performing home equity line of credit. The increase in the ALLL associated with 1–4 family permanent loans was primarily associated with an increase in the ALLL associated with new loans booked within this segment, which was partially offset by a decrease in the ALLL associated with the non-performing segment of 1 – 4 family permanent loans. The decrease in the ALLL associated with the commercial real estate and commercial (non-real estate) segments was primarily related to the lower loan balances within these segments.

During the fiscal year ended June 30, 2016, the Company also increased its ALLL reserve factors, due to increases in associated loan balances and qualitative factors throughout fiscal 2016, for the following loan segments:

Loan Segment	06/30/2016 Factor	06/30/2015 Factor	6/30/2014 Factor
1-4 Family Permanent	0.40%	0.35%	0.15%
1-4 Family Construction	0.75%	0.75%	0.15%
Multi-Family – Permanent	0.55%	0.50%	0.50%
Multi-Family - Construction	1.00%	1.00%	0.50%

9.	ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following:

	2016	2015
	(Dollars in Thousands)
Investment and mortgage-backed securities	$1,265	$997
Loans receivable	161	139
FHLB stock	82	62

Total	$1,508	$1,198

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	FEDERAL HOME LOAN BANK (FHLB) STOCK

The Savings Bank is a member of the FHLB system. As a member, the Savings Bank maintains an investment in the capital stock of the FHLB of Pittsburgh, at cost, in an amount equal to the FHLB’s Acquired Member Asset Purchase Percentage (currently as high as 6.0% or to as low as 0.0%), multiplied by the amount of the Savings Bank’s Member Acquired Assets (MAV Stock), and an amount equal to the FHLB’s Member Loan Stock Purchase Percentage (currently as high as 6.0% or to as low as 2.0%), multiplied by all the loans extended from the FHLB to the Bank (Activity Stock).

Purchases and redemptions of FHLB stock are made directly with the FHLB at par. In 2008, the FHLB suspended both the payment of dividends and the repurchase of excess capital stock. Beginning in the fourth quarter of calendar year 2010, the FHLB partially lifted the suspension with limited repurchases of excess stock. Beginning August 2013, the FHLB began repurchasing excess capital stock on a monthly basis. Beginning in December of 2014, the FHLB began repurchasing excess capital stock on a weekly basis.

Beginning in the first quarter of calendar year 2012, the FHLB began paying dividends at an annualized rate of 0.10% on the average balance of stock held in the prior quarter. In subsequent quarters, the FHLB paid dividends at annualized rates between 0.10% and 4.00%.

Under the new FHLB stock program, the FHLB began paying dividends on both classes of stock at an annualized rate of 4%. Beginning in February 2015, the FHLB paid dividends on the MAV stock at an annualized rate of 3%, and dividends on the Activity stock at an annualized rate of 5%. In February 2015, the FHLB also paid a special dividend on the average balance of all stock held during calendar year 2014 at an annualized rate of 2%. In April 2016, the FHLB reduced the rate paid on the MAV stock to an annualized rate of 2%. During fiscal years 2016, 2015, and 2014, the Savings Bank received $336 thousand, $457 thousand, and $117 thousand, respectively, in dividends on its holdings of FHLB stock.

11.	PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows:

	2016	2015
	(Dollars in Thousands)
Land and improvements	$246	$246
Buildings and improvements	2,165	2,162
Furniture, fixtures, and equipment	1,192	1,185

	3,603	3,593
Less accumulated depreciation	3,061	2,963

Total	$542	$630

Depreciation charged to operations was $98 thousand, $91 thousand, and $100 thousand for the years ended June 30, 2016, 2015, and 2014, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.	DEPOSITS

Retail deposit accounts are summarized as follows:

	2016		2015
	Amount	Percent of Portfolio	Amount	Percent of Portfolio
	(Dollars in Thousands)
Non-interest earning checking	$17,284	12.2%	$17,806	12.8%
Interest-earning checking	22,201	15.7	20,238	14.6
Savings accounts	47,232	33.5	45,092	32.5
Money market accounts	23,050	16.3	23,601	17.0
Savings certificates	30,250	21.4	31,326	22.5
Advance payments by borrowers for taxes and insurance	1,261	0.9	865	0.6

Total	$141,278	100.0%	$138,928	100.0%

The maturities of savings certificates at June 30, 2016, are summarized as follows:

(Dollars in Thousands)
Within one year	$23,898
Beyond one year but within two years	3,394
Beyond two years but within three years	1,221
Beyond three years but within four years	1,041
Beyond four years but within five years	567
Beyond five years	129

Total	$30,250

Savings certificates with balances of $250 thousand or more amounted to $255 thousand and $0 on June 30, 2016 and 2015, respectively. At June 30, 2016, the Savings Bank had brokered CDs totaling $1.5 million. At June 30, 2015, the Savings Bank had no brokered CDs.

Interest expense by deposit category for the years ended June 30 is as follows:

	2016	2015	2014
	(Dollars in Thousands)
Interest-earning checking	$4	$4	$4
Savings accounts	22	21	29
Money market accounts	22	22	22
Savings certificates	162	170	275

Total	$210	$217	$330

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	FEDERAL HOME LOAN BANK ADVANCES

The following table presents contractual maturities of FHLB long-term advances as of June 30:

			Weighted-	Stated interest
	Maturity range		average	rate range
Description	from	to	interest rate [1]	from	to	2016	2015
						(Dollars in Thousands)
Convertible	07/27/17	07/27/17	4.26%	4.26%	4.26%	$10,000	$12,500
Adjustable	08/11/17	09/01/17	0.43%	0.60%	0.64%	6,109	105,305

Total						$16,109	$117,805

Maturities of FHLB long-term advances at June 30, 2016, are summarized as follows:

Weighted-
Maturing During		Average
Fiscal Year Ended		Interest
June 30:	Amount	Rate
(Dollars in Thousands)
2017	$—	—%
2018	16,108	2.88
2019	—	—
2020	—	—
2021 and thereafter	—	—

Total	$16,109	2.88%

The terms of the convertible advances reset to the three-month London Interbank Offered Rate (“LIBOR”) and have various spreads and call dates of three months. The FHLB has the right to convert from a fixed rate to a predetermined floating rate on its conversion date or quarterly thereafter. Should the advance be converted, the Company has the right to pay off the advance without penalty.

The adjustable rate advances adjust monthly, based on the one-month LIBOR index, and have various spreads to the LIBOR index. The spreads to the applicable LIBOR index range from 0.16% to 0.17%. The adjustable rate advances are not convertible or callable. The FHLB advances are secured by the Company’s FHLB stock, mortgage-backed and investment securities and loans, and are subject to substantial prepayment penalties.

[1]	For fiscal year ended 2016.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	FEDERAL HOME LOAN BANK ADVANCES (Continued)

The Company also utilized revolving and short-term FHLB advances. Short-term FHLB advances generally mature within 90 days, while revolving FHLB advances may be repaid by the Company without penalty. The following table presents information regarding such advances as of June 30:

	2016	2015
	(Dollars in Thousands)
FHLB revolving and short-term advances:
Ending balance	$144,027	$37,830
Average balance during the year	47,413	23,496
Maximum month-end balance during the year	144,027	37,830
Average interest rate during the year	0.50%	0.31%
Weighted-average rate at year-end	0.54%	0.32%

At June 30, 2016, the Company had remaining borrowing capacity with the FHLB of approximately $5.3 million.

The FHLB advances are secured by the Company’s FHLB stock, loans, mortgage-backed and investment securities. FHLB advances are subject to substantial prepayment penalties.

14.	OTHER BORROWINGS

Other borrowings include securities sold under agreements to repurchase with securities brokers (“repurchase agreements”). These borrowings generally mature within 1 to 90 days from the transaction date and require a collateral pledge. Securities sold under agreements to repurchase are stated at the amount of cash received in connection with the transaction. We monitor collateral levels on a continuous basis. We may be required to provide additional collateral based on the fair value of the underlying securities. Securities pledged as collateral under repurchase agreements are maintained with our safekeeping agents.

The following table presents information regarding other borrowings as of June 30:

OTHER SHORT-TERM BORROWINGS

	2016	2015
	(Dollars in Thousands)
Ending balance	$—	$—
Average balance during the year	2,748	1,378
Maximum month-end balance during the year	9,700	9,464
Average interest rate during the year	0.51%	0.36%
Weighted-average rate at year-end	—%	—%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.	COMMITMENTS AND CONTINGENT LIABILITIES

Loan Commitments

In the normal course of business, there are various commitments that are not reflected in the Company’s financial statements. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheet. The Company’s exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amounts as disclosed. Losses, if any, are charged to the allowance losses on off-balance sheet items. Management minimizes its exposure to credit loss under these commitments by subjecting them to credit approval, review procedures, and collateral requirements, as deemed necessary. Various loan commitments totaling $12.5 million and $16.2 million at June 30, 2016 and 2015, respectively, represent financial instruments with off-balance sheet risk. The commitments outstanding at June 30, 2016, contractually mature in less than one year.

Loan commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheet. The same credit policies are used in making commitments and conditional obligations as for on-balance sheet instruments. Generally, collateral, usually in the form of real estate, is required to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are composed primarily of the undisbursed portion of construction and land development loans (Note 7), residential, commercial real estate, and consumer loan originations.

The exposure to loss under these commitments is limited by subjecting them to credit approval and monitoring procedures. Substantially all commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of the loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for loan losses.

Litigation

The Company is involved with various legal actions arising in the ordinary course of business. Management believes the outcome of these matters will have no material effect on the consolidated operations or financial condition of WVS.

16.	REGULATORY CAPITAL

Federal regulations require the Company and Savings Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I Capital to Risk-Weighted Assets and of Tier I Capital to Average Total Assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act (“FDICIA”) established five capital categories ranging from well capitalized to critically undercapitalized. Should any institution fail to meet the requirements to be considered adequately capitalized, it would become subject to a series of increasingly restrictive regulatory actions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.	REGULATORY CAPITAL (Continued)

In July of 2013 the respective U.S. federal banking agencies issued final rules implementing Basel III and the Dodd-Frank Act capital requirements to be fully-phased in on a global basis on January 1, 2019. The new regulations establish a new tangible common equity capital requirement, increase the minimum requirement for the current Tier 1 risk-weighted asset (“RWA”) ratio, phase out certain kinds of intangibles treated as capital and certain types of instruments and change the risk weightings of certain assets used to determine required capital ratios. Provisions of the Dodd-Frank Act generally require these capital rules to apply to bank holding companies and their subsidiaries. The new common equity Tier 1 capital component requires capital of the highest quality – predominantly composed of retained earnings and common stock instruments. For community banks, such as West View Savings Bank, a common equity Tier 1 capital ratio of 4.5% became effective on January 1, 2015. The new capital rules also increased the current minimum Tier 1 capital ratio from 4.0% to 6.0% beginning on January 1, 2015. In addition, in order to make capital distributions and pay discretionary bonuses to executive officers without restriction, an institution must also maintain greater than 2.5% in common equity attributable to a capital conservation buffer to be phased in from January 1, 2016 until January 1, 2019. The new rules also increase the risk weights for several categories of assets, including an increase from 100% to 150% for certain acquisition, development and construction loans and more than 90-day past due exposures. The new capital rules maintain the general structure of the prompt corrective action rules, but incorporate the new common equity Tier 1 capital requirement and the increased Tier 1 RWA requirement into the prompt corrective action framework.

Bank holding companies are generally subject to statutory capital requirements, which were implemented by certain of the new capital regulations described above that became effective on January 1, 2015. However, the Small Banking Holding Company Policy Statement exempts certain small bank holding companies like the Company from those requirements provided that they meet certain conditions.

As of June 30, 2016, the FDIC categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Common Equity Tier 1 Capital, Tier 1 Risk-Based, Total Risk-Based, and Tier 1 Leverage Capital Ratios must be at least 6.5 percent, 8 percent, 10 percent, and 5 percent, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.	REGULATORY CAPITAL (Continued)

The Company’s and Savings Bank’s actual capital ratios for fiscal 2016 are presented in the following table, which show that both met all regulatory capital requirements.

	June 30, 2016
	WVS		West View
	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
Common Equity Tier I Capital (to Risk-Weighted Assets)

Actual	$33,323	17.69%	$31,076	16.75%
To Be Well Capitalized	12,246	6.50	12,056	6.50
For Capital Adequacy Purposes	8,478	4.50	8.346	4.50

Tier I Capital (to Risk-Weighted Assets)

Actual	$33,323	17.69%	$31,076	16.75%
To Be Well Capitalized	15,072	8.00	14,838	8.00
For Capital Adequacy Purposes	11,304	6.00	11,128	6.00

Total Capital (to Risk-Weighted Assets)

Actual	$33,731	17.90%	$31,484	16.97%
To Be Well Capitalized	18,841	10.00	18,547	10.00
For Capital Adequacy Purposes	15,072	8.00	14,838	8.00

Tier I Capital (to Average Total Assets)

Actual	$33,323	9.95%	$31,076	9.28%
To Be Well Capitalized	16,744	5.00	16,739	5.00
For Capital Adequacy Purposes	13,395	4.00	13,391	4.00

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.	REGULATORY CAPITAL (Continued)

The Company’s and Savings Bank’s actual capital ratios for fiscal 2015 are presented in the following table, which show that both met all regulatory capital requirements.

	June 30, 2015
	WVS		West View
	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
Common Equity Tier I Capital (to Risk-Weighted Assets)

Actual	$32,504	21.75%	$30,905	20.70%
To Be Well Capitalized	9,713	6.50	9,707	6.50
For Capital Adequacy Purposes	6,724	4.50	6,720	4.50

Tier I Capital (to Risk-Weighted Assets)

Actual	$32,504	21.75%	$30,905	20.70%
To Be Well Capitalized	11,954	8.00	11,947	8.00
For Capital Adequacy Purposes	8,966	6.00	8,960	6.00

Total Capital (to Risk-Weighted Assets)

Actual	$32,859	21.99%	$31,261	20.93%
To Be Well Capitalized	14,943	10.00	14,933	10.00
For Capital Adequacy Purposes	11,954	8.00	11,947	8.00

Tier I Capital (to Average Total Assets)

Actual	$32,504	10.03%	$30,905	9.54%
To Be Well Capitalized	16,204	5.00	16,199	5.00
For Capital Adequacy Purposes	12,963	4.00	12,959	4.00

As of June 30, 2015, the FDIC categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Common Equity Tier 1 Capital, Tier 1 Risk-Based, Total Risk-Based, and Tier 1 Leverage Capital Ratios must be at least 6.5 percent, 8 percent, 10 percent, and 5 percent, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.	STOCK BENEFIT PLANS

Stock Option Plan

The Company maintains the 2008 Stock Incentive Plan, which provides for the issuance of up to 152,000 shares of common stock pursuant to the grant of stock options, stock appreciation rights and plan share awards of restricted stock to directors, officers and employees. The stock options granted typically have an expiration term of ten years, subject to certain extensions and early terminations. The per share exercise price of an incentive stock option shall at a minimum equal the fair market value of a share of common stock on the date the option is granted. The per share exercise price of a compensatory stock option granted shall at least equal the greater of par value or 100 percent of the fair market value of a share of common stock on the date the option is granted. Proceeds from the exercise of the stock options are credited to common stock for the aggregate par value and the excess is credited to paid-in capital. Up to 38,000 shares of common stock may be granted to non-employee directors and up to 38,000 shares may be granted in the form of share awards of restricted stock.

The following table presents information related to the outstanding options:

	Officers’ and Employees’ Stock Options	Directors’ Stock Options	Weighted- Average Exercise Price
Outstanding, June 30, 2013	77,019	37,500	$16.20

Granted	—	—
Exercised	—	—
Forfeited	—	—

Outstanding, June 30, 2014	77,019	37,500	$16.20

Granted	—	—
Exercised	—	—
Forfeited	—	—

Outstanding, June 30, 2015	77,019	37,500	$16.20

Granted	—	—
Exercised	—	—
Forfeited	—	—

Outstanding, June 30, 2016	77,019	37,500	$16.20

Exercisable at year-end	77,019	37,500

Available for future grant	36,981	500

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.	STOCK BENEFIT PLANS (Continued)

At June 30, 2016, there were 37,500 options outstanding and exercisable for directors with a weighted-average exercise price of $16.20, and a weighted-average remaining contractual life of 2.25 years. At June 30, 2015 there were 37,500 options outstanding and exercisable for directors, with a weighted-average price of $16.20, and a weighted-average remaining contractual life of 3.25 years.

Employee Stock Ownership Plan (“ESOP”)

WVS maintains an ESOP for the benefit of officers and Savings Bank employees who have met certain eligibility requirements related to age and length of service. Compensation expense for the ESOP was $120 thousand, $116 thousand, and $100 thousand for the years ended June 30, 2016, 2015, and 2014, respectively. Total ESOP shares as of June 30, 2016 and 2015, were 368,471 and 385,592, respectively.

The following table presents the components of the ESOP shares as of June 30, 2016 and 2015.

	2016	2015
Allocated shares	240,936	254,482
Unallocated shares	127,535	131,110

Total ESOP shares	368,471	385,592

Fair value of ESOP shares	$4,104,767	$4,530,706

The purchase of shares of the Company’s stock by the ESOP is funded by a line of credit and two term loans, and contributions from the Company, through the Bank. Unreleased ESOP shares collateralize the loans payable and the cost of these shares is recorded as a contra-equity account in stockholders’ equity of the Company. The ESOP’s line of credit bears a weighted-average interest rate of 3.25% and will convert to a term loan on the earlier of: (i) the last day of the month in which the line is fully disbursed, or (ii) March 31, 2017. The term loans will mature twenty years after conversion. The ESOP’s term loans bear a weighted-average interest rate of 3.25%, and will mature in 2035 and 2036. Shares are released as payments are made by the ESOP on the loans. The ESOP’s sources of repayment on the loans can include dividends, if any, on the unallocated stock held by the ESOP and discretionary contributions from the Bank to the ESOP and other earnings.

Compensation is recognized under the shares released method and compensation expense is equal to the fair value of the shares committed to be released, and unallocated ESOP shares are excluded from outstanding shares for the purpose of computing EPS.

18.	DIRECTOR, OFFICER, AND EMPLOYEE BENEFITS

Profit Sharing Plan

The Company maintains a non-contributory profit sharing 401(k) plan (the “Plan”) for its officers and employees who have met the age and length of service requirements. The Plan is a defined contribution plan with the contributions based on a percentage of salaries of the Plan participants. The Company made no contributions to the Plan for the three years ended June 30, 2016, 2015, and 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.	DIRECTOR, OFFICER, AND EMPLOYEE BENEFITS (Continued)

Directors’ Deferred Compensation Plan

The Company maintains a deferred compensation plan (the “Plan”) for directors who elect to defer all or a portion of their directors’ fees. Deferred fees are paid to the participants in installments commencing in the year following the year the individual is no longer a member of the Board of Directors.

The Plan allows for the deferred amounts to be paid in shares of common stock at the prevailing market price on the date of distribution. For fiscal years ended June 30, 2016, 2015, and 2014, 1,731, 1,731, and 1,731 shares, respectively, were held by the Plan.

Amounts deferred are included in other non-interest expense and totaled $28 thousand, $27 thousand, and $18 for the fiscal years 2016, 2015, and 2014, respectively. The aggregate liability for the deferred compensation arrangement at June 30, 2016 and 2015, was $180 thousand and $287 thousand, respectively, and is included in with “other liabilities” in the Consolidated Balance Sheet.

Bank-Owned Life Insurance (“BOLI”)

The Company has purchased single premium BOLI policies on certain executives. The policies are recorded at their cash surrender values. Increases in cash surrender values are included in noninterest income in the accompanying Consolidated Statement of Income. The Company recorded $134 thousand, $140 thousand and $136 thousand of income in fiscal 2016, 2015, and 2014, respectively, and the policies’ cash surrender values totaling $4.4 million and $4.3 million at June 30, 2016 and 2015, respectively, are reflected as an asset on the Consolidated Balance Sheets.

Executive Life Insurance

In fiscal 2014, the Company entered into endorsement split dollar life insurance arrangements (“Split Dollar Life Insurance Agreements”) with three executives. This plan provides each executive a specified death benefit should the executive die while in the Company’s employ. The Company paid the insurance premiums in June and August 2013 and the arrangements were effective in September 2013. The Company owns the policies and all cash values thereunder. Upon death of the covered employee, the agreed-upon amount of death proceeds from the policies will be paid directly to the insured’s beneficiary. As of June 30, 2016, the policies had total death benefits of $10.9 million of which $2.7 million would have been paid to the executive’s beneficiaries and the remaining $8.2 million would have been paid to the Company. A portion of the death benefit coverage may continue to the Company’s CEO in the event of a change in control or other termination of his employment. In the event the other executives terminate employment with the Company, their split dollar interests in the policies cease. The Company accrued a benefit expense of $34 thousand, $35 thousand, and $28 thousand in fiscal 2016, 2015, and 2014, respectively, for the split dollar benefit.

Supplemental Executive Retirement Plan (“SERP”)

On September 1, 2013, the Company entered into a supplemental executive retirement plan (SERP) agreement with the CEO. The plan was targeted to provide him with an annual retirement benefit commencing at age 65. The Company accrued expenses of $115 thousand, $111 thousand, and $90 thousand for fiscal years 2016, 2015, and 2014, respectively, in connection with the SERP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	INCOME TAXES

The provision for income taxes consists of:

	2016	2015	2014
	(Dollars in Thousands)
Currently payable:
Federal	$659	$551	$332
State	137	98	70

	796	649	402
Deferred	3	9	71

Total	$799	$658	$473

In addition to income taxes applicable to income before taxes in the Consolidated Statement of Income, the following income tax amounts were recorded to stockholders’ equity during the years ended June 30:

	2016	2015	2014
	(Dollars in Thousands)
Net unrealized (gain) loss on securities available for sale	$58	$85	$(27)
Net non-credit (gain) loss on securities with OTTI	(56)	(64)	(139)

Net gain (loss) recorded to stockholders’ equity	$2	$21	$(166)

The following temporary differences gave rise to the net deferred tax assets at June 30:

	2016	2015
	(Dollars in Thousands)
Deferred tax assets:
Allowance for loan losses	$126	$107
Net unrealized loss on securities available for sale	—	18
Deferred compensation	63	96
Reserve for uncollected interest	3	5
Reserve for off-balance sheet commitments	16	18
OTTI other impairment	164	220
OTTI credit impairment	102	85
Other	191	147

Total gross deferred tax assets	665	696

Deferred tax liabilities:
Net unrealized gain on securities available for sale	41	—
Deferred origination fees, net	185	127
Depreciation reserve	31	43
Other	2	2

Total gross deferred tax liabilities	259	172

Net deferred tax assets	$406	$524

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	INCOME TAXES (Continued)

No valuation allowance was established at June 30, 2016 and 2015, in view of the Company’s ability to carryback to taxes paid in previous years, future anticipated taxable income, which is evidenced by the Company’s earnings potential, and deferred tax liabilities at June 30, 2016 and 2015.

The Company and its subsidiary file a consolidated federal income tax return. Prior to 1996, the Savings Bank was permitted under the Internal Revenue Code to establish a tax reserve for bad debts, and to make annual additions within specified limitations which may have been deducted in arriving at its taxable income. Subsequent to 1995, the Savings Bank’s bad debt deduction may be computed using an amount based on its actual loss experience (the “experience method”).

U.S. generally accepted accounting principles prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

There is currently no liability for uncertain tax positions and no known unrecognized tax benefits. The Company recognizes, when applicable, interest and penalties related to unrecognized tax benefits in the provision for income taxes in the Consolidated Statement of Income. With few exceptions, the Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2013.

The following is a reconciliation between the actual provision for income taxes and the amount of income taxes which would have been provided at federal statutory rates for the years ended June 30:

	2016		2015		2014
	Amount	% of Pretax Income	Amount	% of Pretax Income	Amount	% of Pretax Income
	(Dollars in Thousands)
Provision at statutory rate	$722	34.0%	$682	34.0%	$474	34.0%

State income tax, net of federal tax benefit	90	4.2	65	3.2	46	3.3
Tax exempt income	(3)	—	—	—	(2)	(0.1)
Bank Owned Life Insurance	(46)	(0.1)	(48)	(2.4)	(46)	(3.3)
Other, net	36	1.7	(41)	(2.0)	1	—

Actual tax expense and effective rate	$799	37.6%	$658	32.8%	$473	33.9%

The Savings Bank is subject to the Pennsylvania Mutual Thrift Institutions Tax, which is calculated at 11.5 percent of earnings.

Prior to the enactment of the Small Business Job Protection Act, the Company accumulated approximately $3.9 million of retained earnings, which represent allocations of income to bad debt deductions for tax purposes only. Since there is no amount that represents the accumulated bad debt reserves subsequent to 1987, no provision for federal income tax has been made for such amount. If any portion of this amount is used other than to absorb loan losses (which is not anticipated), the amount will be subject to federal income tax at the current corporate rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.	REGULATORY MATTERS

Cash and Due From Banks

The Federal Reserve requires the Savings Bank to maintain certain reserve balances. The required reserves are computed by applying prescribed ratios to the Savings Bank’s average deposit transaction account balances. As of June 30, 2016 and 2015, the Savings Bank had required reserves of $719 thousand and $680 thousand, respectively. The required reserves are held in the form of vault cash and an interest-bearing depository balance maintained directly with the Federal Reserve.

Loans

Federal law prohibits the Company from borrowing from the Savings Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to 10 percent of the Savings Bank’s capital surplus.

Dividend Restrictions

The Savings Bank is subject to the Pennsylvania Banking Code, which restricts the availability of surplus for dividend purposes. At June 30, 2016, surplus funds of $3.4 million were not available for dividends from the Savings Bank to the Company.

21.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. GAAP established a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:

Level I:	Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II:	Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III:	Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.	FAIR VALUE MEASUREMENTS (Continued)

Assets Measured at Fair Value on a Recurring Basis

Investment Securities Available-for-Sale

Fair values for securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities’ relationship to other benchmark quoted securities. The Company has no Level I or Level III investment securities. Level II investment securities were primarily comprised of investment-grade corporate bonds and U.S. dollar-denominated investment-grade corporate bonds of large foreign issuers.

The following tables present the assets reported on a recurring basis on the Consolidated Balance Sheet at their fair value as of June 30, 2016 and June 30, 2015, by level within the fair value hierarchy. As required by GAAP, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	June 30, 2016
	Level I	Level II	Level III	Total
	(Dollars in Thousands)
Assets measured on a recurring basis:
Investment securities – available for sale:
Obligations of states and political subdivisions	$—	$2,041	$—	$2,041
Corporate securities	—	96,852	—	96,852
Foreign debt securities (1)	—	8,783	—	8,783

	$—	$107,676	$—	$107,676

	June 30, 2015
	Level I	Level II	Level III	Total
	(Dollars in Thousands)
Assets measured on a recurring basis:
Investment securities – available for sale:
Obligations of states and political subdivisions	$—	$697	$—	$697
Corporate securities	—	60,938	—	60,938
Foreign debt securities (1)	—	5,281	—	5,281

	$—	$66,916	$—	$66,916

(1)	U.S. dollar-denominated investment-grade corporate bonds of large foreign issuers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.	FAIR VALUE MEASUREMENTS (Continued)

Assets Measured at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain financial assets and financial liabilities at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or fair value that were recognized at fair value below cost at the end of the period.

Impaired Loans

Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with ASC Topic 310. The fair value of impaired loans is estimated using one of several methods, including collateral value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. Collateral values are estimated using Level II inputs based on observable market data or Level III inputs based on customized discounting criteria. For a majority of impaired real estate related loans, the Company obtains a current external appraisal. Other valuation techniques are used as well, including internal valuations, comparable property analysis and contractual sales information. The Company had no Level I, Level II or Level III impaired loans at June 30, 2016, and no Level I or Level II impaired loans at June 30, 2015. Level III impaired loans at June 30, 2015 were comprised of one commercial real estate loan.

Real Estate Owned

Real estate acquired through foreclosure or deed in lieu of foreclosure is carried at fair value less estimated costs to sell. Any reduction from the carrying value of the related loan to fair value at the time of acquisition is accounted for as a loan loss. Any subsequent reduction in fair market value is reflected as a valuation allowance through a charge to income. Costs of significant property improvements are capitalized, whereas costs relating to holding and maintaining the property, are charged to expense. The Company had no Level I, Level II, or Level III real estate owned at June 30, 2016 or 2015.

The following tables present the assets reported on a non-recurring basis on the Consolidated Balance Sheet at their fair value as of June 30, 2016 and 2015, by level within the fair value hierarchy. As required by GAAP, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

June 30, 2016
	Level I	Level II	Level III	Total
(Dollars in Thousands)
Assets measured on a non-recurring basis:
Impaired loans	$—	$—	$—	$—

Total	$—	$—	$—	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.	FAIR VALUE MEASUREMENTS (Continued)

Assets Measured at Fair Value on a Nonrecurring Basis (Continued)

	June 30, 2015
	Level I	Level II	Level III	Total
	(Dollars in Thousands)
Assets measured on a non-recurring basis:
Impaired loans	$—	$—	$49	$49

Total	$—	$—	$49	$49

For Level III assets measured at fair value on a recurring and non-recurring basis as of June 30, 2016 and 2015, the significant observable inputs used in the fair value measurements were as follows:

	Fair Value at		Valuation Technique	Significant Unobservable Inputs	Significant Unobservable Input Range (Weighted Average)
	June 30, 2016	June 30, 2015
	(Dollars in Thousands)
Impaired loans	$—	$49	Appraisal of collateral[2]	Discounted appraisal[3]	0% / 0%

When evaluating the value of the collateral on impaired loans, the Company will consider the age of the most current appraisal, and may discount the appraised value from 1.0% to 15.0%.

The Company classifies financial instruments in Level III of the fair value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation model for Level III financial instruments typically also rely on a number of inputs that are readily observable, either directly or indirectly.

[2]	Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various Level III inputs which are not identifiable.
[3]	Appraisals may be adjusted by management for qualitative factors such as economic conditions. The range and weighted average of appraisal adjustments are presented as a percentage of the appraisals.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values at June 30 are as follows:

	June 30, 2016
	Carrying Amount	Fair Value	Level I	Level II	Level III
	(Dollars in Thousands)
FINANCIAL ASSETS
Cash and cash equivalents	$2,343	$2,343	$2,343	$—	$—
Certificates of deposit	350	350	350	—	—
Investment securities – available for sale	107,676	107,676	—	107,676	—
Investment securities – held to maturity	9,523	9,990	—	9,990	—
Mortgage-backed securities – held to maturity:
Agency	135,957	135,976	—	135,976	—
Private-label	1.459	1,703	—	—	1,703
Net loans receivable	64,673	67,335	—	—	67,335
Accrued interest receivable	1,508	1,508	1,508	—	—
FHLB stock	6,599	6,599	6,599	—	—
Bank owned life insurance	4,410	4,410	4,410	—	—

FINANCIAL LIABILITIES
Deposits:
Non-interest bearing deposits	$17,284	$17,284	$17,284	$—	$—
NOW accounts	22,201	22,201	22,201	—	—
Savings accounts	47,232	47,232	47,232	—	—
Money market accounts	23,050	23,050	23,050	—	—
Certificates of deposit	30,250	30,241	—	—	30,241
Advance payments by borrowers for taxes and insurance	1,261	1,261	1,261	—	—
FHLB advances – fixed rate	10,000	10,498	—	—	10,498
FHLB advances – variable rate	6,109	6,109	6,109	—	—
FHLB short-term advances	144,027	144,027	144,027	—	—
Accrued interest payable	189	189	189	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	June 30, 2015
	Carrying Amount	Fair Value	Level I	Level II	Level III
	(Dollars in Thousands)
FINANCIAL ASSETS
Cash and cash equivalents	$3,573	$3,573	$3,573	$—	$—
Certificates of deposit	350	350	350	—	—
Investment securities – available for sale	66,916	66,916	—	66,916	—
Investment securities – held to maturity	36,618	36,979	—	36,979	—
Mortgage-backed securities – held to maturity:
Agency	160,614	160,835	—	160,835	—
Private-label	2,025	2,430	—	—	2,430
Net loans receivable	46,163	46,897	—	—	46,897
Accrued interest receivable	1,198	1,198	1,198	—	—
FHLB stock	6,619	6,619	6,619	—	—
Bank owned life insurance	4,276	4,276	4,276	—	—

FINANCIAL LIABILITIES
Deposits:
Non-interest bearing deposits	$17,806	$17,806	$17,806	$—	$—
NOW accounts	20,238	20,238	20,238	—	—
Savings accounts	45,092	45,092	45,092	—	—
Money market accounts	23,601	23,601	23,601	—	—
Certificates of deposit	31,326	31,267	—	—	31,267
Advance payments by borrowers for taxes and insurance	865	865	865	—	—
FHLB advances – fixed rate	12,500	13,174	—	—	13,174
FHLB advances – variable rate	105,305	105,305	105,305	—	—
FHLB short-term advances	37,830	37,830	37,830	—	—
Accrued interest payable	156	156	156	—	—

Financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from or to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management’s judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors, as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates, which are inherently uncertain, the resulting estimated values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated values are based may have a significant impact on the resulting estimated values.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

As certain assets and liabilities, such as deferred tax assets, premises and equipment, and many other operational elements of the Company, are not considered financial instruments, but have value, this estimated fair value of financial instruments would not represent the full market value of the Company.

Estimated fair values have been determined by the Company using the best available data, as generally provided in internal Savings Bank regulatory, or third party valuation reports, using an estimation methodology suitable for each category of financial instruments. The estimation methodologies used are as follows:

Cash and Cash Equivalents, Certificates of Deposit, Accrued Interest Receivable and Payable, and FHLB Short-term Advances

The fair value approximates the current carrying value.

Investment Securities, Mortgage-Backed Securities, and FHLB Stock

The fair value of investment and mortgage-backed securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities. For discussion of valuation of private-label CMOs, see Note 6 “Unrealized Losses on Securities”. Since the FHLB stock is not actively traded on a secondary market and held exclusively by member financial institutions, the estimated fair market value approximates the carrying amount.

Net Loans Receivable, Deposits, and Advance Payments by Borrowers for Taxes and Insurance

Fair value for consumer mortgage loans is estimated using market quotes or discounting contractual cash flows for prepayment estimates. Discount rates were obtained from secondary market sources, adjusted to reflect differences in servicing, credit, and other characteristics.

The estimated fair values for consumer, fixed-rate commercial, and multi-family real estate loans are estimated by discounting contractual cash flows for prepayment estimates. Discount rates are based upon rates generally charged for such loans with similar credit characteristics.

The estimated fair value for nonperforming loans is the appraised value of the underlying collateral adjusted for estimated credit risk.

Demand, savings, money market deposit accounts, and advance payments by borrowers for taxes and insurance are reported at book value. The fair value of certificates of deposit is based upon the discounted value of the contractual cash flows. The discount rate is estimated using average market rates for deposits with similar average terms.

Bank Owned Life Insurance

The fair value of BOLI approximates the cash surrender value of the policies at those dates.

FHLB Long-term Advances

The fair values of fixed-rate advances are estimated using discounted cash flows, based on current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount on variable rate advances approximates their fair value.

Commitments to Extend Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, is not considered material for disclosure.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.	PARENT COMPANY

Condensed financial information of WVS Financial Corp. is as follows:

CONDENSED BALANCE SHEET

	June 30,
	2016	2015
	(Dollars in Thousands)
ASSETS
Interest-earning deposits with subsidiary bank	$2,161	$1,508
Investment in subsidiary bank	30,837	30,444
Other assets	93	97

TOTAL ASSETS	$33,091	$32,049

LIABILITIES AND STOCKHOLDERS’ EQUITY
Other liabilities	$6	$6
Stockholders’ equity	33,085	32,043

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$33,091	$32,049

CONDENSED STATEMENT OF INCOME

	Year Ended June 30,
	2016	2015	2014
	(Dollars in Thousands)
INCOME
Interest on loans	$48	$40	$4
Interest on investment and mortgage-backed securities	3	—	—
Dividend from subsidiary	1,200	1,225	725
Interest-earning deposits with subsidiary bank	1	1	2

Total income	1,252	1,266	731

OTHER OPERATING EXPENSE	125	123	138

Income before equity in undistributed earnings of subsidiary	1,127	1,143	593
Equity in undistributed earnings of subsidiary	170	173	283

Income before income taxes	1,297	1,316	876
Income tax benefit	(28)	(31)	(44)

NET INCOME	$1,325	$1,347	$920

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.	PARENT COMPANY (Continued)

	Year Ended June 30,
	2016	2015	2014
	(Dollars in Thousands)
OPERATING ACTIVITIES
Net income	$1,325	$1,347	$920
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiary	(170)	(173)	(283)
Other, net	(1)	(60)	13

Net cash provided by operating activities	1,154	1,114	650

INVESTING ACTIVITIES
Available for sale:
Purchases of investments	(1,998)	—	—
Proceeds from repayments of investments	2,000	—	—

Net cash provided by investing activities	2	—	—

FINANCING ACTIVITIES
Cash dividends paid	(489)	(329)	(329)
Purchase of treasury stock	(19)	(186)	(10)
Increase in unallocated ESOP shares	(47)	(504)	(950)
Release of ESOP shares	52	—	—

Net cash used for financing activities	(503)	(1,019)	(1,289)

Increase (decrease) in cash and cash equivalents	653	95	(639)

CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	1,508	1,413	2,052

CASH AND CASH EQUIVALENTS END OF YEAR	$2,161	$1,508	$1,413

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	SELECTED QUARTERLY FINANCIAL DATA (unaudited)

	Three Months Ended
	September	December	March	June
	2015	2015	2016	2016
	(Dollars in Thousands, except per share data)
Total interest and dividend income	$1,637	$1,622	$1,764	$1,789
Total interest expense	311	320	402	398

Net interest income	1,326	1,302	1,362	1,391
Provision for loan losses	19	28	21	(12)

Net interest income after provision for loan losses	1,307	1,274	1,341	1,403
Total noninterest income	139	156	131	146
Total noninterest expense	943	944	939	947

Income before income taxes	503	486	533	602
Income taxes	192	193	204	210

Net income	$311	$293	$329	$392

Per share data:
Net income
Basic	$0.16	$0.16	$0.17	$0.20
Diluted	0.16	0.16	0.17	0.20
Average shares outstanding
Basic	1,909,262	1,910,190	1,910,222	1,909,922
Diluted	1,909,262	1,910,190	1,910,222	1,909,922

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	SELECTED QUARTERLY FINANCIAL DATA (unaudited) (Continued)

	Three Months Ended
	September	December	March	June
	2014	2014	2015	2015
	(Dollars in Thousands, except per share data)
Total interest and dividend income	$1,520	$1,537	$1,740	$1,581
Total interest expense	288	285	284	298

Net interest income	1,232	1,252	1,456	1,283
Provision for loan losses	3	18	31	18

Net interest income after provision for loan losses	1,229	1,234	1,425	1,265
Total noninterest income	138	145	132	143
Total noninterest expense	915	988	894	909

Income before income taxes	452	391	663	499
Income taxes	153	125	203	177

Net income	$299	$266	$460	$322

Per share data:
Net income
Basic	$0.15	$0.14	$0.24	$0.16
Diluted	0.15	0.14	0.24	0.16
Average shares outstanding
Basic	1,959,381	1,949,046	1,919,135	1,919,627
Diluted	1,959,381	1,949,046	1,919,135	1,919,627

COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION

WVS Financial Corp.’s common stock is traded on the Nasdaq Global MarketSM under the symbol “WVFC”.

The following table sets forth the high and low market prices of a share of common stock, and cash dividends declared per share, for the periods indicated.

	Market Price		Cash Dividends Declared
Quarter Ended	High	Low
June 2016	$12.50	$10.73	$0.08
March 2016	12.54	11.30	0.04
December 2015	12.60	10.78	0.08
September 2015	11.84	10.75	0.04

June 2015	$12.60	$11.50	$0.04
March 2015	12.45	10.78	0.04
December 2014	11.01	10.78	0.04
September 2014	11.45	10.75	0.04

There were eight Nasdaq Market Makers in the Company’s common stock as of June 30, 2016: KCG Americas LLC; UBS Securities; Citadel Securities LLC; Automated Trading Desk Financial; Two Sigma Securities LLC; Latour Trading LLC; Merrill Lynch, Pierce, Fenner; and Goldman, Sachs & Co.

According to the records of the Company’s transfer agent, there were approximately 450 shareholders of record at August 26, 2016. This does not include any persons or entities who hold their stock in nominee or “street name” through various brokerage firms.

Dividends are subject to determination and declaration by the Board of Directors, which takes into account the Company’s financial condition, statutory and regulatory restrictions, general economic condition and other factors.

WVS FINANCIAL CORP.

CORPORATE INFORMATION

CORPORATE OFFICES

WVS FINANCIAL CORP. ● WEST VIEW SAVINGS BANK

9001 Perry Highway Pittsburgh, PA 15237

412-364-1911

COMMON STOCK	BOARD OF DIRECTORS
The common stock of WVS Financial Corp. is traded on The Nasdaq Global MarketSM under the symbol “WVFC”.

John W. Grace
TRANSFER AGENT & REGISTRAR	President
Computershare	G & R Investment Consultants, Inc.
8742 Lucent Blvd, Suite 225
Highlands Ranch, Co 80129	David J. Bursic
303-262-0710	President and Chief Executive Officer
WVS Financial Corp. and
INVESTOR RELATIONS	West View Savings Bank
David J. Bursic
412-364-1911	Lawrence M. Lehman
Office Manager
Dinnin & Parkins Associates
SPECIAL COUNSEL
Silver, Freedman, Taff & Tiernan LLP	John A. Howard, Jr.
Washington, DC	Former Senior Vice President and
Chief Financial Officer
Laurel Capital Corp.
WEST VIEW SAVINGS BANK
9001 Perry Highway	Edward F. Twomey, III
Pittsburgh, PA 15237	Director, Institutional Sales
412-364-1911	Piper Jaffray & Co.
Joseph W. Unger
WEST VIEW OFFICE	President
456 Perry Highway	White Heating, Inc.
412-931-2171

CRANBERRY OFFICE	EXECUTIVE OFFICERS
20531 Perry Highway
412-931-6080/724-776-3480	John W. Grace
Chairman

FRANKLIN PARK OFFICE	David J. Bursic
2566 Brandt School Road	President and
724-935-7100	Chief Executive Officer

Michael R. Rutan
BELLEVUE OFFICE	Senior Vice President - Operations
572 Lincoln Avenue	Corporate Secretary
412-761-5595
Bernard P. Lefke
Vice President - Administration
SHERWOOD OAKS OFFICE
Serving Sherwood Oaks	Linda K. Butia
Cranberry Twp.	Vice President, Treasurer and
Chief Accounting Officer
LENDING DIVISION
2566 Brandt School Road
724-935-7400

The members of the Board of Directors serve in that capacity for both the Company and the Savings Bank.